Filed pursuant to Rule 424(b)(5)
Registration Statements Nos. 333-122616, 333-131901, 333-132126
INVITATION SUPPLEMENT
To prospectus dated April 10, 2006 and prospectus supplement dated April 10, 2006

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
NOT FOR DISTRIBUTION TO ANY ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN THE REPUBLIC OF ITALY.
This invitation supplement does not constitute an invitation to participate in the Invitation in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities laws or otherwise. The distribution of this document in certain jurisdictions (in particular, Belgium, Italy and the United Kingdom) may be restricted by law. See “Jurisdictional Restrictions” below. Persons into whose possession this document comes are required by each of the United Mexican States and the Dealer Managers to inform themselves about, and to observe, any such restrictions.

United Mexican States
invites the owners of the series of notes and bonds listed below (the “Old Bonds”)
to submit, in a separate modified Dutch auction for each series of Old Bonds, offers to exchange Old Bonds for
6.75% Global Notes due 2034 (the “Reopened Notes”) and a U.S. dollar amount of cash and/or
offers to sell Old Bonds for a U.S. dollar amount of cash (“Offers”)

							Indicative Minimum
							Clearing
	Outstanding			Maturity Date	Cash Payment		Spread Differential
Series of Bonds	Principal Amount		ISIN	(mm/dd/yyyy)	on Exchange		(basis points)

8.125% Global Bonds due 2019	U.S.$	2,025,434,000	US593048BN00	12/30/2019	U.S.$	0.00	47
8.00% Global Notes due 2022	U.S.$	1,049,193,000	US91086QAJ76	09/24/2022	U.S.$	0.00	33
11.50% Global Bonds due 2026	U.S.$	533,664,000	US593048AX90	05/15/2026	U.S.$	0.00	9
8.30% Global Notes due 2031	U.S.$	2,691,426,000	US91086QAG38	08/15/2031	U.S.$	240.00	7
7.500% Global Notes due 2033	U.S.$	2,485,878,000	US91086QAN88	04/08/2033	U.S.$	370.00	6

     We refer to this invitation supplement, the accompanying prospectus supplement and prospectus together as the “Invitation.”
     The Reopened Notes will be consolidated and form a single series with, and be fully fungible with, the outstanding U.S. $1,500,000,000 6.75% Global Notes due 2034 (CUSIP No. 91086QAS7, ISIN US91086QAS75, Common Code 020218118) of the United Mexican States (“Mexico”).
     The Reopened Notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to the Old Bonds and Mexico’s other outstanding public external indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 7 of the accompanying prospectus dated April 10, 2006, Mexico may amend the payment provisions of the Reopened Notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding Reopened Notes.
     Mexico has applied to list the Reopened Notes on the Luxembourg Stock Exchange and to have the Reopened Notes admitted for trading on the regulated market of the Luxembourg Stock Exchange. This invitation supplement, together with the prospectus supplement dated April 10, 2006 and the prospectus dated April 10, 2006 constitutes a prospectus (the “PD Prospectus”) within the meaning of article 5 of directive 2003/71/EC. The Commission de Surveillance du Secteur Financier (“CSSF”) has approved this PD Prospectus in compliance with European Union directive CE 2003/71.
     Please see “Risk Factors” on page IS-14 for important information that each holder should consider before making a decision with respect to the Invitation.
     Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document or the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

THE INVITATION WILL BEGIN ON JANUARY 8, 2007. THE INVITATION AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. (NEW YORK CITY TIME) ON JANUARY 11, 2007 (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”), UNLESS EXTENDED OR EARLIER TERMINATED BY MEXICO IN ITS SOLE DISCRETION.
The Dealer Managers for the Invitation are:

Barclays Capital	Morgan Stanley

January 8, 2007

(Continuation of cover page)
     There is no maximum or minimum principal amount of Reopened Notes that may be issued pursuant to the Invitation. Mexico may purchase Old Bonds for an aggregate purchase price (excluding accrued interest) of up to U.S.$500,000,000, upon the terms and subject to the conditions of the Invitation. There is no minimum on the amount of Old Bonds that may be purchased by Mexico pursuant to the Invitation.
     Any questions regarding the Invitation or requests for additional copies of the PD Prospectus or related documents, which may be obtained free of charge, may be directed to Bondholder Communications Group, the information agent (in such capacity, the “Information Agent”) and exchange agent (in such capacity, the “Exchange Agent”) or Kredietbank S.A. Luxembourgeoise (the “Luxembourg Exchange Agent”) at the telephone numbers provided on the back cover of this invitation supplement. Holders may also contact Barclays Capital Inc. or Morgan Stanley & Co. Incorporated (the “Dealer Managers”) at the telephone numbers provided on the back cover of this invitation supplement for information concerning the Invitation.
     Custodians, direct participants and clearing systems might have deadlines prior to the Expiration Date for receiving instructions and should be contacted by you as soon as possible to ensure proper and timely delivery of instructions. Holders who hold Old Bonds through Euroclear or Clearstream, Luxembourg are urged to submit their Old Bonds at least one day in advance of the Expiration Date to avoid delays that might affect the valid exchange and/or sale of their Old Bonds.
     The Invitation has not been approved by the Mexican National Banking and Securities Commission (“CNBV”). The Invitation may not be made or distributed in Mexico. The Reopened Notes will not be registered in the National Securities Registry maintained by the CNBV. The Reopened Notes may not be offered or sold in Mexico pursuant to the Invitation, except under specific exemptions available under the Mexican Securities Market Law. In compliance with the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the Reopened Notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the Reopened Notes, or that the information contained in this invitation supplement, the prospectus supplement or in the prospectus are accurate or complete. Mexico has prepared this invitation supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

i

Invitation Supplement
Prospectus Supplement

About this Prospectus Supplement	S-3

Summary	S-4
Risk Factors	S-7
Description of the Notes	S-11
Taxation	S-23
Plan of Distribution	S-30
Glossary	S-34
Annex A — Form of Final Terms	A-1

Prospectus

About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Plan of Distribution	14
Official Statements	15
Validity of the Securities	16
Authorized Representative	17
Where You Can Find More Information	17

INTRODUCTION
     This document supplements the attached prospectus supplement dated April 10, 2006, relating to Mexico’s U.S.$50,000,000,000 Global Medium-Term Note Program and the attached prospectus dated April 10, 2006 relating to Mexico’s debt securities and warrants. You should read this document along with the attached prospectus supplement and prospectus, which together constitute a prospectus within the meaning of article 5 of directive 2003/71/EC. All three documents contain information you should consider when making your investment decision. If the information in this document differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this document. This invitation supplement contains the “final terms” as such term is defined in the prospectus supplement and prospectus.
     Offers to exchange or sell Old Bonds pursuant to the Invitation may be withdrawn pursuant to the procedures described below at any time prior to the Expiration Date, but not thereafter. In the event of a termination of the Invitation, Old Bonds delivered pursuant to Offers pursuant to the terms of the Invitation will be returned promptly to their respective holders. In no event may Offers of Old Bonds be withdrawn after the Expiration Date.
     Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this invitation supplement. Additional copies of the PD Prospectus and related materials may be obtained free of charge from the Information Agent or the Luxembourg Exchange Agent.
     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this invitation supplement and, if given or made, such information or representations must not be relied upon as having been authorized by Mexico, the Dealer Managers, the Exchange Agent, the Information Agent or the Luxembourg Exchange Agent. This invitation supplement does not constitute an offer to buy or a solicitation of an offer to sell any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this invitation supplement nor any exchange, purchase or sale made hereunder shall, under any circumstances, create any implication that the information in this invitation supplement is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of Mexico since such date.
     Mexico is furnishing this document and the attached prospectus supplement and prospectus solely for use by current holders of Old Bonds in the context of the Invitation and for Luxembourg listing purposes. Mexico confirms that:
•	the information contained in this document and the prospectus supplement and the prospectus is true and correct in all material respects and is not misleading,

•	it has not omitted other facts the omission of which makes this document and the prospectus supplement and the prospectus as a whole misleading, and

•	it accepts responsibility for the information it has provided in this document and the prospectus supplement and the prospectus.
     The Reopened Notes are debt securities of Mexico, which are being offered under Mexico’s registration statements nos. 333-122616, 333-131901 and 333-132126 filed with the SEC under the U.S. Securities Act of 1933, as amended. The accompanying prospectus supplement and prospectus are part of each of the registration statements. The prospectus supplement and prospectus provide you with a general description of the securities that Mexico may offer, and this document contains specific information about the terms of the Invitation and the Reopened Notes. This document also adds, updates or changes information provided or incorporated by reference in the prospectus supplement and prospectus. Consequently, before you decide to participate in the Invitation, you should read this document together with the prospectus supplement and prospectus as well as the documents incorporated by reference in the prospectus supplement and prospectus.

     Mexico will cancel the Old Bonds it acquires pursuant to the Invitation. Accordingly, this transaction will reduce the aggregate principal amount of Old Bonds that otherwise might trade in the market, which could adversely affect the liquidity and market value of the remaining Old Bonds that Mexico does not acquire.
     A decision to participate or not participate in the Invitation will involve certain risks. For example, you will not be able to determine the UST Benchmark Rate, the Reopened Notes Issue Price, the Reopened Notes Exchange Value and the applicable Clearing Spread Differential, Old Bond Price, Old Bond Exchange Value, Exchange Ratio or Purchase Price for the Old Bonds of any series prior to the time that you must make the decision whether to submit an Offer to exchange or sell those Old Bonds. It is important that you read “Risk Factors” beginning on page IS-14 of this document.
     None of Mexico, the Dealer Managers, the Information Agent, the Exchange Agent or the Luxembourg Exchange Agent has expressed any opinion as to whether the terms of the Invitation are fair. None of Mexico, the Dealer Managers, the Information Agent, the Exchange Agent or the Luxembourg Exchange Agent makes any recommendation that you offer to exchange Old Bonds or sell Old Bonds for cash or refrain from doing so pursuant to the Invitation, and no one has been authorized by Mexico, the Dealer Managers, the Information Agent, the Exchange Agent or the Luxembourg Exchange Agent to make any such recommendation. You must make your own decision as to whether to offer to exchange Old Bonds or sell Old Bonds for cash or refrain from doing so, and, if so, the principal amount of Old Bonds to offer to exchange or sell for cash and the spread that you would accept as the Clearing Spread Differential if you were to exchange your Old Bonds for Reopened Notes or sell your Old Bonds for cash.
     You must comply with all laws that apply to you in any place in which you possess this invitation supplement. You must also obtain any consents or approvals that you need in order to submit Offers and deliver Old Bonds. None of Mexico, the Dealer Managers, the Information Agent, the Exchange Agent or the Luxembourg Exchange Agent is responsible for your compliance with these legal requirements. It is important that you read “Jurisdictional Restrictions” beginning on page IS-54 of this document.
     Mexico has prepared the Invitation and is solely responsible for its contents. You are responsible for making your own examination of Mexico and your own assessment of the merits and risks of accepting the Invitation and submitting Offer to exchange or sell Old Bonds. By making an Offer of your Old Bonds, you will be deemed to have acknowledged that:
•	you have reviewed the Invitation;

•	you have had an opportunity to request and review any additional information that you may need; and

•	the Dealer Managers are not responsible for, and are not making any representation to you concerning, the accuracy or completeness of the Invitation.
     Mexico and the Dealer Managers are not providing you with any legal, business, tax or other advice in the Invitation. You should consult with your own advisors as needed to assist you in making your investment decision and to advise you whether you are legally permitted to accept the Invitation and submit Offers to exchange or sell Old Bonds.
     As used in this invitation supplement, “Business Day” means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or London.
FORWARD-LOOKING STATEMENTS
     This invitation supplement contains forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and

v

uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:
•	Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•	Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investment in particular.

•	Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.
CERTAIN LEGAL RESTRICTIONS
     The distribution of materials relating to the Invitation, including this invitation supplement, the prospectus supplement and the prospectus, and the transactions contemplated by the Invitation, may be restricted by law in certain jurisdictions. Mexico is making the Invitation only in those jurisdictions where it is legal to do so. The Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Invitation come into your possession, you are required by Mexico to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by the Dealer Manager or such affiliate on behalf of Mexico in that jurisdiction. For more information, see “Jurisdictional Restrictions.”
     This invitation supplement, the prospectus supplement and the prospectus have been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of Mexico, the Dealer Managers, the Exchange Agent, the Luxembourg Exchange Agent, the Information Agent or any person who controls a Dealer Manager, the Exchange Agent, the Luxembourg Exchange Agent or the Information Agent or any director, officer, employee or agent of the Dealer Managers, the Exchange Agent, the Luxembourg Exchange Agent, the Information Agent or any affiliate of such person will accept any liability or responsibility whatsoever in respect of any difference between the Invitation distributed to you in electronic format and the Invitation in its original form.

SUMMARY
This summary must be read as an introduction to this PD Prospectus and any decision to make an Offer to exchange your Old Bonds for Reopened Notes or sell your Old Bonds for cash should be based on a consideration of the PD Prospectus as a whole, including the “Risk Factors” section and the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) in each member state of the European Economic Area (each, a “Member State”) no civil liability will attach to Mexico in any such Member State solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this PD Prospectus. Where a claim relating to the information contained in this PD Prospectus is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating this PD Prospectus before the legal proceedings are initiated. All defined terms have the meaning set forth in the PD Prospectus.
United Mexican States
     Mexico, a nation formed by 31 states and the Federal District (comprising Mexico City), is the fifth largest nation in the Americas and the thirteenth largest in the world, occupying a territory of 758,446 square miles (1,964,375 square kilometers). To the north, Mexico shares a border of 1,959 miles (3,152 km) with the United States of America, and to the south it has borders with Guatemala and Belize. Its coastline extends over 6,911 miles (11,122 km) along both the Gulf of Mexico and the Pacific Ocean.
     Mexico is the third most populous nation in the Americas, with a population of 97.5 million as reported by the Instituto Nacional de Estadística, Geografía e Informática (National Institute of Statistics, Geography and Informatics) in its 2000 population and housing census. Based on this census, approximately 77.6% of Mexico’s population lives in urban areas. Mexico’s three largest cities are Mexico City, Guadalajara and Monterrey, with estimated populations in 2000 of 17.3 million, 3.5 million and 3.1 million, respectively. The estimated population growth rate for 2006 is 0.99%.
     Mexico is generally classified as an upper middle-income developing country.
Selected United Mexican States Economic Indicators

													First nine
													months of
	2001			2002			2003(2)		2004(2)		2005(2)		2006(2)
	(in millions of dollars or pesos, except percentages)
The Economy
Gross Domestic Product (“GDP”):
Nominal	Ps.	5,811,776		Ps.	6,267,474		Ps.	6,895,357	Ps.	7,713,796	Ps.	8,374,349	Ps.	9,080,187	(15)
Real(3)	Ps.	1,602,315		Ps.	1,615,562		Ps.	1,637,396	Ps.	1,705,798	Ps.	1,756,206	Ps.	1,817,811	(15)
Real GDP growth		(0.2)%			0.8%			1.4%		4.2%		3.0%		4.9%
Increase in national consumer price index		4.4%			5.7%			4.0%		5.2%		3.3%		2.5%
Merchandise export growth(4)		(4.4)%			1.4%			2.3%		14.1%		14.0%		19.9%
Non-oil merchandise export growth(4)		(2.9)%			0.4%			0.0%		12.4%		11.0%		17.5%
Oil export growth		(18.2)%			12.4%			25.4%		27.2%		34.8%		33.8%
Oil exports as % of merchandise exports(4)		8.3%			9.2%			11.3%		12.6%		14.9%		16.5%
Balance of payments:
Current account		$(17,651	)(2)		$(13,528	)(2)		$(8,625)		$(6,616)		$(5,039)		$668
Trade balance		$(9,617)			$(7,633)			$(5,779)		$(8,811)		$(7,587)		$(1,912)
Capital account		$25,664	(2)		$25,951	(2)		$21,092		$10,847		$13,333		$(1,469)
Change in total reserves(5)		$7,325	(2)		$7,104	(2)		$9,451		$4,061		$7,173		$(1,366)
International reserves (end of period)(6)		$40,880			$47,984			$57,435		$61,496		$68,669		$67,303
Net international assets(7)		$44,857			$50,722			$59,059		$64,233		$74,115		$83,450
Ps./$ representative market exchange rate (end of period)(8)		9.142			10.313			11.236		11.265		10.778		10.994
28-day Cetes (Treasury bill) rate (% per annum)(9)		11.3%			7.1%			6.2%		6.8%		9.2%		7.2%

						First nine
						months of
	2001	2002	2003(2)	2004(2)	2005(2)	2006(2)
	(in millions of pesos)
Public Finance(10)
Public sector balance as % of GDP(11)	(0.7)%	(1.2)%	(0.6)%	(0.3)%	(0.1)%	2.0%
Primary balance as % of GDP(11)	2.6%	1.7%	2.1%	2.5%	2.5%	4.8%
Operational balance as % of GDP(11)	(0.3)%	(0.5)%	(0.1)%	0.4%	0.4%	1.9%

											First nine
											months of
	2001		2002		2003(2)		2004(2)		2005(2)		2006(2)
					(in billions of dollars or pesos, except percentages)
Public Debt(12)
Net internal public debt(13)	Ps.	691.0	Ps.	821.3	Ps.	927.1	Ps.	1,030.0	Ps.	1,183.3	Ps.	1,309.7
Gross External public debt(14)		$80.3		$78.8		$79.0		$79.2		$71.7		$66.9
Public debt as % of nominal GDP:
Net internal public debt(13)		11.6%		12.3%		12.7%		12.4%		13.1%		14.4%
Gross External public debt(14)		12.3%		12.2%		12.2%		10.7%		8.6%		8.1%
Total public debt as % of nominal GDP		23.9%		24.5%		24.9%		23.1%		21.7%		22.5%

Note:	Totals may differ due to rounding.

n.a. = Not available.

(1)	2006 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2006 and in the Programa Económico 2006 (Economic Program 2006) and do not reflect actual results for the year or updated estimates of Mexico’s 2006 economic results.
(2)	Preliminary.
(3)	Constant pesos with purchasing power as of December 31, 1993.
(4)	Merchandise export figures include in-bond industry and exclude tourism.
(5)	Because of the impact of errors and omissions and purchases, sales and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.
(6)	International reserves are equivalent to gross international reserves minus international liabilities of Banco de México with maturities under six months.
(7)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.
(8)	“Representative market rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico. 2006 Budget exchange rate represents the projected average daily exchange rate for 2006.
(9)	Annual average of weekly rates, calculated on a month-by-month basis.
(10)	Includes aggregate revenues and expenditures for the Government and budget- and administratively-controlled agencies but not off-budget revenues or expenditures.
(11)	The definitions of “public sector balance,” “primary balance” and “operational balance” are discussed under “Public Finance—General—Measures of Fiscal Balance.” Each of the public sector balance, primary balance and operational balance excludes proceeds of privatizations.
(12)	Includes direct debt of the Government, public sector debt guaranteed by the Government and other public sector debt, except as indicated.
(13)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the indicated period, including Banco de México‘s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund), but excluding debt of budget-controlled and administratively controlled agencies and debt guaranteed by the Government. In addition, net internal debt includes only securities sold to the public in primary auctions but not debt allocated to Banco de México for its use in regulating liquidity (“Regulación Monetaria"). Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt into the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt. Net internal debt is calculated using the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico and without consolidation with the debt of Banco de México. Figures in this table are based on this methodology, which conforms to that used by the Ministry of Finance and Public Credit in other public reports.
(14)	External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amounts at the end of the indicated period. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public sector debt does not include (a) repurchase obligations of Banco de México with the International Monetary Fund, none of which were outstanding at March 31, 2006, (b) external borrowings by the public sector after March 31, 2006, and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.
(15)	Annualized.
Source: Ministry of Finance and Public Credit

This summary of the Invitation highlights information contained elsewhere in this invitation supplement. It is not complete and may not contain all of the information that you should consider before making an Offer to exchange Old Bonds for Reopened Notes or to sell Old Bonds for cash. You should read this entire invitation supplement and the accompanying prospectus supplement, prospectus and related documents carefully.
The Invitation

General	Mexico is inviting holders of each series of Old Bonds specified below to submit offers to exchange their Old Bonds for Reopened Notes and a U.S. dollar amount of cash or sell their Old Bonds to Mexico for a U.S. dollar amount of cash.

Mexico will determine the applicable Exchange Ratio for each series of Old Bonds to be exchanged for Reopened Notes, the applicable Purchase Price for each series of Old Bonds and the aggregate principal amount of Old Bonds of each series to be exchanged or purchased by Mexico based on the modified Dutch auction procedures described herein. For each series of Old Bonds, Mexico will conduct separate auctions for Old Bonds offered for exchange and for Old Bonds offered to be sold for cash.

Mexico reserves the right, in its sole discretion, not to accept any Offers or to accept Offers to exchange or to sell for cash one or more series of Old Bonds but not other series, or to modify in any manner any of the terms and conditions of the Invitation.

Purpose of the Invitation	The Invitation is part of a general program of Mexico to manage its external liabilities. Mexico may, in the future, exchange, repurchase or redeem the Old Bonds not exchanged or purchased in the Invitation, or exchange, repurchase or redeem other of its external public debt.

Risk Factors	The Invitation involves material risks, including the following:

• If the Invitation is completed, the trading market for the Old Bonds will become more limited, which may adversely affect the liquidity and market value of the Old Bonds;

• Mexico may engage in other liability management transactions with respect to the Old Bonds, on terms which may be more or less favorable than the Invitation;

•     You will not be able to determine the UST Benchmark Rate, the Reopened Notes Issue Price, the Reopened Notes Exchange Value, the applicable Clearing Spread Differential, Old Bond Price, Old Bond Exchange Value, Exchange Ratio or Purchase Price for any series of Old Bonds prior to the time that you make your decision whether to participate in the Invitation; and

• Mexico is a foreign sovereign state and accordingly it may be difficult to enforce judgments against it.

No Minimum or Maximum Size of Exchange	There is no minimum or maximum principal amount of Reopened Notes that may be issued by Mexico pursuant to the Invitation.

Maximum Size of Cash Purchase	Mexico may purchase Old Bonds for an aggregate purchase price (excluding accrued interest) of up to U.S.$500,000,000, upon the terms and subject to the conditions contained in the Invitation. There is no minimum on the amount of Old Bonds that may be purchased by Mexico pursuant to the Invitation.

							Indicative Minimum
							Clearing
	Outstanding			Maturity Date	Cash Payment		Spread Differential
Series of Bonds	Principal Amount		ISIN	(mm/dd/yyyy)	on Exchange		(basis points)

8.125% Global Bonds due 2019	U.S.$	2,025,434,000	US593048BN00	12/30/2019	U.S.$	0.00	47
8.00% Global Notes due 2022	U.S.$	1,049,193,000	US91086QAJ76	09/24/2022	U.S.$	0.00	33
11.50% Global Bonds due 2026	U.S.$	533,664,000	US593048AX90	05/15/2026	U.S.$	0.00	9
8.30% Global Notes due 2031	U.S.$	2,691,426,000	US91086QAG38	08/15/2031	U.S.$	240.00	7
7.500% Global Notes due 2033	U.S.$	2,485,878,000	US91086QAN88	04/08/2033	U.S.$	370.00	6

Clearing Spread Differential	Mexico has specified above an Indicative Minimum Clearing Spread Differential for each series of Old Bonds. The “Clearing Spread Differential” will represent a number of basis points that will be subtracted from the Reopened Notes Issue Spread (as defined below) to calculate the spread and yield used to determine the exchange ratio or price at which each series of Old Bonds will be exchanged or purchased by Mexico. In no event shall the Clearing Spread Differential for a series of Old Bonds be less than the “Minimum Clearing Spread Differential” for such series of Old Bonds selected and announced by Mexico at or around 3:00 p.m., New York City time, on the Business Day preceding the Expiration Date. The Minimum Clearing Spread Differentials for any or all series of Old Bonds may differ from the Indicative Minimum Clearing Spread Differentials set forth herein.

UST Benchmark Rate	The “UST Benchmark Rate” means the yield to maturity (calculated in accordance with standard market practice) corresponding to the bid-side price, as reported on Page PX1 of the Bloomberg U.S. Treasury Pricing Monitor, or any recognized quotation source selected by Mexico in its sole discretion if the Bloomberg U.S. Treasury Pricing Monitor is not available or is manifestly erroneous, as of approximately 9:00 a.m., New York City time, on the Announcement Date, for the U.S. Treasury 4.5% Bond due February 15, 2036. Mexico will make a public announcement of the UST Benchmark Rate at or around 9:00 a.m., New York City time, on the Announcement Date, or as soon as practicable thereafter. This information will also be available from the Dealer Managers, the Information Agent, the Exchange Agent and the Luxembourg Exchange Agent.

Reopened Notes Issue Spread	The “Reopened Notes Issue Spread” to be used to calculate the Old Bond Price for each series of Old Bonds and the Reopened Notes Issue Price will be chosen by Mexico in its sole discretion and announced by Mexico at or around 3:00 p.m., New York City time, on the Business Day immediately preceding the Expiration Date. This information will also be available from the Dealer Managers, the Information Agent, the Exchange Agent and the Luxembourg Exchange Agent.

Old Bond Price	The “Old Bond Price” for each series of Old Bonds means the price per U.S.$1,000 principal amount of such Old Bonds (rounded to three decimal places, with U.S.$0.0005 rounded to U.S.$0.001) that results in a yield to maturity on the Settlement Date for those Old Bonds equal to the sum of (x) the UST Benchmark Rate, plus (y)

the Reopened Notes Issue Spread, minus (z) the Clearing Spread Differential for that series of Old Bonds.

Consideration to be Received Pursuant to Offers to Exchange Old Bonds for Reopened Notes	If your Old Bonds are accepted in exchange for Reopened Notes, you will receive, in exchange for each U.S.$1,000 principal amount of Old Bonds exchanged:

•    a principal amount of Reopened Notes equal to the product of (x) U.S.$1,000 times (y) the Exchange Ratio (as defined below), with the aggregate principal amount of Reopened Notes to be issued to you being rounded down to the nearest U.S.$1,000;

•     if you are exchanging 8.30% Global Notes due 2031 (“2031 Notes”) or 7.500% Global Notes due 2033 (“2033 Notes”), an amount in cash in U.S. dollars equal to the Cash Payment (as defined below) for such series of Old Bonds; and

• a payment in cash in U.S. dollars in respect of rounded amounts.

The “Cash Payment” applies only to exchanges of 2031 Notes and 2033 Notes and will be equal to the following amount in cash in U.S. dollars for each U.S.$1,000 principal amount of Old Bonds accepted for exchange:

Cash Payment
2031 Notes	U.S.$240.00
2033 Notes	U.S.$370.00

The purpose of the Cash Payment is to ensure that all Reopened Notes will be fungible for U.S. tax purposes with Mexico’s outstanding 6.75% Global Notes due 2034. Mexico reserves the right to modify the Cash Payment if necessary prior to 9:00 a.m., New York City time, on the Expiration Date, in order to ensure that the Reopened Notes will be fungible for tax purposes.

You will not receive a payment in respect of interest accrued on your Old Bonds accepted for exchange, and you will not be required to pay any amount in respect of interest accrued since the last interest payment date on the Reopened Notes issued to you. These amounts have been incorporated in and form part of the calculation of the Exchange Ratio, which will affect the principal amount of Reopened Notes issued to you.

The “Exchange Ratio” for each series of Old Bonds is equal to:

Old Bond Exchange Value for such Old Bonds
Reopened Notes Exchange Value

The “Old Bond Exchange Value” for each series of Old Bonds will be the sum of:

1. the Old Bond Price for such series, plus

2.    the amount of interest accrued on each U.S.$1,000 principal amount of Old Bonds of that series (rounded to six decimal places, with U.S.$0.0000005 rounded to U.S.$0.000001) during the period from and including the most recent interest payment date for the Old Bonds of that series to but excluding the Settlement Date, minus

3. in the case of an exchange of 2031 Notes or 2033 Notes, the Cash Payment for such series.

The “Reopened Notes Exchange Value” will be the sum of

1.    the price per U.S.$1,000 principal amount of Reopened Notes (rounded to three decimal places, with U.S.$0.0005 rounded to U.S.$0.001) that results in a yield to maturity for the Reopened Notes on the Settlement Date equal to the sum of (x) the UST Benchmark Rate plus (y) the Reopened Notes Issue Spread (the “Reopened Notes Issue Price”); plus

2.    the amount of interest accrued on each U.S.$1,000 principal amount of Reopened Notes (rounded to six decimal places, with U.S.$0.0000005 rounded to U.S.$0.000001) during the period from and including the most recent interest payment date for the Reopened Notes to but excluding the Settlement Date.

Annex A contains the formula to be used to calculate the Old Bond Prices and the Reopened Notes Issue Price. Annex B-1 contains a hypothetical example of the calculation of the Old Bond Prices, the Old Bond Exchange Values, the Reopened Notes Issue Price, the Reopened Notes Exchange Value and the Exchange Ratios for the exchange of each series of Old Bonds.

Consideration to be Received Pursuant to Offers to Sell Old Bonds for Cash	If you hold Old Bonds and submit a valid Offer to sell those Old Bonds for cash, and Mexico accepts your Offer, Mexico will pay you, for each U.S.$1,000 principal amount of Old Bonds of each series purchased from you:

• the Purchase Price (as defined below); and

•     an amount in cash in U.S. dollars equal to the accrued interest on each U.S.$1,000 principal amount of Old Bonds of that series (rounded to six decimal places, with U.S.$0.0000005 rounded to U.S.$0.000001) during the period from and including the most recent interest payment date for the Old Bonds of that series, up to but excluding the Settlement Date.

The “Purchase Price” is an amount in cash in U.S. dollars equal to the product of (x) U.S.$1,000 times (y) the Old Bond Price for such series. The Purchase Price per U.S.$1,000 principal amount of Old Bonds of each series will be rounded to three decimal places, with U.S.$0.0005 rounded to U.S.$0.001.

Annex B-2 contains a hypothetical example of the calculation of the Old Bond Price and the Purchase Price for each series of Old Bonds.

Competitive and Non-Competitive Offers	You may submit either:

•     a competitive Offer (multiple Offers may be made provided that the aggregate of these Offers does not exceed the total principal amount of Old Bonds that you hold) setting forth the minimum spread differential (in basis points) that you would be willing to accept as the Clearing Spread Differential in respect of the Old Bonds that are the subject of your Offer (we call this amount your “Offer Spread Differential”); or

•     a non-competitive Offer, which does not specify an Offer Spread Differential. You understand that by submitting a non-competitive Offer, if your Offer is accepted, you have agreed to accept the Clearing Spread Differential determined by Mexico.

If you submit a competitive Offer that specifies an Offer Spread Differential that is less than or equal to the Minimum Clearing Spread Differential, your Offer will be deemed a non-competitive Offer.

Competitive Offers accepted by Mexico whose Offer Spread Differential is less than or equal to the Clearing Spread Differential, as well as non-competitive Offers accepted by Mexico, may be subject to proration as described in "—Acceptance of Offers; Proration.”

Reallocation of Unaccepted Offers to Sell Old Bonds for Cash	You may elect at the time you submit an Offer to sell Old Bonds for cash to have such Offer resubmitted on your behalf as a non-competitive Offer to exchange Old Bonds for Reopened Notes in the event and to the extent that it is not accepted by Mexico. If you select this option, any such unaccepted Offer to sell Old Bonds for cash will be resubmitted as a non-competitive Offer to exchange Old Bonds for Reopened Notes regardless of whether your Offer to sell Old Bonds for cash was not accepted because of proration or because such Offer was a competitive Offer specifying an Offer Spread Differential greater than the applicable Clearing Spread Differential. Such resubmitted non-competitive Offers to exchange Old Bonds for Reopened Notes may still be subject to proration as described in “The Invitation—Acceptance of Offers; Proration.”

Determination and Announcement of Clearing Spread Differentials, Results of Invitation and Proration Factors	Following the Expiration Date, Mexico will determine the Clearing Spread Differentials and applicable proration factor, if any, for each series of Old Bonds that Mexico decides to accept for exchange or purchase pursuant to the Invitation. Mexico will make a public announcement of the Reopened Notes Issue Price, the aggregate principal amount of Reopened Notes to be issued, the Reopened Notes Exchange Value and, for each series of Old Bonds accepted for exchange or purchase, the applicable Clearing Spread Differential, Old Bond Price, Old Bond Exchange Value, Exchange Ratio, Purchase Price and proration factor, if any, at or around 11:00 a.m., New York City time, on the Announcement Date, or as soon as practicable thereafter. Mexico will also announce the approximate aggregate principal amount of each series of Old Bonds accepted for exchange or purchase and the approximate aggregate principal amount of each series of Old Bonds remaining outstanding following the completion of the Invitation. This information will also be available from the Dealer Managers, the Information Agent, the Exchange Agent and the Luxembourg Exchange Agent.

Submitting Offers	Offers may be submitted only by direct participants in The Depository Trust Company, Inc. (“DTC”), Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream, Luxembourg (each, a “Direct Participant”). The Direct Participant through which you hold your Old Bonds must submit your Offer at or prior to 5:00 p.m., New York City time, on the Expiration Date, by means of an electronic letter of transmittal at the following website: http://www.bondcom.com/ums (the “Invitation Website”).

In addition, the Direct Participant must deliver Bond Instructions with respect to each of the Old Bonds you wish to exchange or sell. A description of “Bond Instructions” and the procedures for submitting them can be found under “The Invitation—Invitation Procedures—Procedures for Submitting Bond Instructions.” Unless a Dealer Manager submits your Offer as described below, you should submit your Bond Instructions before submitting your electronic letter of transmittal, and, in the case of Direct Participants in DTC or Euroclear, you should use the reference code that you receive from your clearing system in the confirmation of your Bond Instructions as the reference code in your electronic letter of transmittal. In the case of Offers submitted by Direct Participants in Clearstream, Luxembourg, you must create your own reference code as described under “The Invitation—Invitation Procedures—Reference Code.” Your electronic letter of transmittal must be delivered no later than 5:00 p.m., New York City time, on the Expiration Date and, unless a Dealer Manager submits your Offer or Offers as described below, your Bond Instructions must also be submitted no later than 5:00 p.m., New York City time, on the Expiration Date, and in any case in accordance with any deadlines established by DTC, Euroclear or Clearstream, Luxembourg.

If you hold your Old Bonds through a custodian, you may not submit an Offer directly. You should contact your custodian to instruct your custodian to submit Offers on your behalf. In the event that your custodian is unable to submit an Offer on your behalf by one of the methods described herein, you should contact the Exchange Agent for assistance in submitting your Offer. There can be no assurance that the Exchange Agent will be able to assist you in successfully submitting your Offer.

Alternatively, you may request a Dealer Manager to submit your Offer or Offers on your behalf, although such Dealer Manager will be under no obligation to act on your behalf and may impose additional conditions before doing so. If an Offer is submitted on your behalf by a Dealer Manager, you will not be required to deliver Bond Instructions with respect to your Old Bonds at the applicable clearing system prior to the Expiration Date. However, if all or any part of your Offer is accepted by Mexico, you must deliver Bond Instructions with respect to the appropriate amount of your Old Bonds no later than the second Business Day following the Announcement Date. In any event, you will still be required to submit your electronic letter of transmittal no later than 5:00 p.m.,

New York City time, on the Expiration Date

If you are in Luxembourg, you may contact the Luxembourg Exchange Agent and ask it to assist you in submitting your Offer according to one of the procedures described herein.

Certain Deemed Representations, Warranties and Undertakings	If you submit an Offer pursuant to the terms of the Invitation, you will be deemed to have made certain acknowledgments, representations, warranties and undertakings to Mexico, the Dealer Managers, the Information Agent, the Exchange Agent and the Luxembourg Exchange Agent. See “The Invitation—Holders’ Representations, Warranties and Undertakings.”

Authorized Denominations	You may make Offers of Old Bonds only in minimum denominations of U.S.$1,000 and integral multiples thereof.

Expiration Date	The Invitation expires at 5:00 p.m., New York City time, on Thursday, January 11, 2007, unless extended by Mexico. Mexico may extend the Expiration Date for such period or periods as it may determine in its sole discretion. Any extension will be followed by a public announcement issued at or around 9:00 a.m., New York City time, on the first Business Day after the previously scheduled Expiration Date. Mexico may, but will not be obligated to, extend withdrawal rights if it extends the Expiration Date.

Withdrawals	Offers submitted may be withdrawn at any time before 5:00 p.m., New York City time, on January 11, 2007, the scheduled Expiration Date. Mexico may elect to extend the Expiration Date without extending withdrawal rights.

Acceptance of Offers; Proration	Mexico will conduct separate auctions for the exchange of each series of Old Bonds included in the Invitation and for the purchase of each series of Old Bonds included in the Invitation. Only non-competitive Offers or competitive Offers that have specified an Offer Spread Differential less than or equal to the applicable Clearing Spread Differential for that series of Old Bonds will be eligible to be accepted for exchange or purchase by Mexico, subject to possible proration as described in “The Invitation—Acceptance of Offers; Proration.”

If Mexico accepts your Offer, you will be entitled to the benefit of the applicable Clearing Spread Differential determined by Mexico, even if you have specified an Offer Spread Differential less than the applicable Clearing Spread Differential or made a non-competitive Offer.

Competitive Offers to exchange or sell Old Bonds of any series specifying an Offer Spread Differential greater than the applicable Clearing Spread Differential for such series will not be exchanged or purchased by Mexico, except in the case of an Offer to sell Old Bonds for cash for which the holder has elected reallocation as described in “The Invitation—Reallocation of Unaccepted Offers to Sell Old Bonds for Cash.”

Competitive Offers accepted by Mexico whose Offer Spread Differential is less than or equal to the Clearing Spread Differential, as well as non-competitive Offers accepted by Mexico, may be subject to proration as described in “The Invitation—Acceptance of Offers; Proration.”

Mexico is under no obligation to select a Clearing Spread Differential for the exchange or purchase of any series of Old Bonds that is greater than the applicable Minimum Clearing Spread Differential for that series of Old Bonds. Mexico may elect for one or more series of Old Bonds not to exchange or purchase any Old Bonds of that series, or to exchange or purchase only those Old Bonds offered pursuant to non-competitive Offers. Mexico may also select a Clearing Spread Differential greater than the Minimum Clearing Spread Differential for some series but not others, and may accept a greater principal amount of Old Bonds of one series than another, all in its sole and absolute discretion. Moreover, for any or all series of Old Bonds, Mexico may select different Clearing Spread Differentials for Old Bonds that series offered for exchange than for Old Bonds of that series offered for purchase.

Once Mexico has announced the results of the Invitation by means of the news media in accordance with applicable law, Mexico’s acceptance will be irrevocable. Offers, as so accepted, will constitute binding obligations of the submitting holders and Mexico to settle the Invitation, in the manner described under “The Invitation—Settlement,” subject only to the conditions described under “The Invitation—Conditions to the Invitation.”

Conditions to the Invitation	The settlement of the Invitation is also conditioned on, among other things, the absence of legal actions or proceedings affecting the legality, timing or restrictions applicable to the consummation of the Invitation. For more information regarding the conditions to which the Invitation is subject, see “The Invitation—Conditions to the Invitation.”

Settlement Date	If the Invitation is consummated, the Settlement Date will be the tenth Business Day following the Announcement Date, or as soon as practicable thereafter. Mexico expects the Settlement Date (subject to any extension of the Expiration Date) to be Monday, January 29, 2007.

Under no circumstances will interest be paid by Mexico on any cash to be paid to you, or will the amount of Reopened Notes deliverable to you be adjusted, by reason of any delay in making payment of funds or delivery of Reopened Notes on the Settlement Date, other than a delay caused by Mexico’s failure to deposit the relevant funds or Reopened Notes on the Settlement Date.

Taxation	Please see “Taxation” for important information regarding the possible tax consequences to holders who submit Offers to exchange or sell their Old Bonds. Holders are also urged to consult their own professional advisors regarding the possible tax consequences under the laws of the jurisdictions that apply to them or to the exchange or sale of their Old Bonds.

Jurisdictions	Mexico is making the Invitation only in those jurisdictions where it is legal to do so. See “Jurisdictional Restrictions.”

Governing Law	New York, except that all matters governing authorization and execution of the Reopened Notes by Mexico will be governed by the laws of Mexico.

The Reopened Notes

Issuer	United Mexican States.

Title	6.75% Global Notes due 2034.

Maturity	September 27, 2034.

Currency	The Reopened Notes will be denominated and payable in U.S. dollars.

Interest Rate	6.75% per year, accruing from September 27, 2006. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Interest Payment Dates	Semi-annually in arrears on March 27 and September 27 of each year, commencing on March 27, 2007.

Redemption	Mexico may not redeem the Reopened Notes prior to maturity. At maturity, Mexico will redeem the Reopened Notes at par.

Status	The Reopened Notes will be direct, general, unconditional, unsecured and unsubordinated external indebtedness of Mexico and will be backed by the full faith and credit of Mexico. The Reopened Notes will rank equal in right of payment with all of Mexico’s present and future unsecured and unsubordinated external indebtedness.

Fungibility	The Reopened Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $1,500,000,000 6.75% Global Notes due 2034 (CUSIP No. 91086QAS7, ISIN US91086QAS75, Common Code 020218118).

Taxation	For a discussion of the Mexican and United States tax consequences associated with the Reopened Notes, see “Taxation—Mexican Taxation” and “—United States Federal Income Taxation” in this document. Investors should consult their own tax advisors in determining the foreign, United States federal, state, local and any other tax consequences to them of the ownership and disposition of the Reopened Notes.

Withholding Tax and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the Reopened Notes without withholding or deducting any Mexican taxes. For more information, see “Description of the Notes—Additional Amounts” in the accompanying prospectus supplement.

Further Issues	Mexico may, from time to time, issue additional debt securities that may form a single series with the Reopened Notes; provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the Reopened Notes have as of the date of issue of such additional notes.

Form and Settlement	Mexico will issue the Reopened Notes in the form of one or more fully registered global securities, without coupons, registered in the name of a nominee of DTC and will deposit the global securities with a custodian for DTC. You may hold a beneficial interest in the global securities through DTC, Clearstream, Luxembourg or Euroclear, directly as a participant in one of those clearing systems or indirectly through financial institutions that are participants in any of those systems.

Denominations	Mexico will issue the Reopened Notes only in denominations of U.S.$1,000 and integral multiples of U.S.$1,000.

Listing and Admission to Trading	Application has been made to list the Reopened Notes on the Luxembourg Stock Exchange and to have the Reopened Notes admitted for trading on the regulated market of the Luxembourg Stock Exchange.

Collective Action Clauses	The Reopened Notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to the Old Bonds and Mexico’s other outstanding external public indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 7 of the accompanying prospectus, Mexico may amend the payment provisions of the Reopened Notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding Reopened Notes.

Governing Law	New York, except that all matters governing authorization and execution of the Reopened Notes by Mexico will be governed by the laws of Mexico.

SUMMARY TIME SCHEDULE FOR THE INVITATION
     The following summarizes the anticipated time schedule for the Invitation assuming, among other things, that the time of expiration of the Invitation is not extended. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this document. All references are to New York City time unless otherwise noted.

January 8, 2007	Commencement of the Invitation and distribution of this invitation supplement.

January 8, 2007 through 5:00 p.m., January 11, 2007	The Invitation is open during this period. You may submit Offers to exchange or sell Old Bonds according to the procedures described herein.

At or around 3:00 p.m., January 10, 2007	Mexico determines and announces the Reopened Notes Issue Spread and the Minimum Clearing Spread Differential for each series of Old Bonds, which may differ from the Indicative Minimum Clearing Spread Differentials set forth herein.

5:00 p.m., January 11, 2007 “Expiration Date”	The Invitation expires unless Mexico extends it or terminates it earlier in its sole discretion. You may no longer withdraw your Offers.

At or around 9:00 a.m., January 12, 2007 or as soon thereafter as possible “Announcement Date”	Mexico announces the UST Benchmark Rate.

At or around 11:00 a.m., January 12, 2007 or as soon thereafter as possible on the Announcement Date	Mexico announces whether it will accept any Offers to exchange or sell for cash any series of Old Bonds, and, if so, the Reopened Notes Issue Price, the Reopened Notes Exchange Value and the applicable Clearing Spread Differential, Old Bond Price, Old Bond Exchange Value, Exchange Ratio, Purchase Price and proration factor, if any, for each series of Old Bonds accepted for exchange or purchase. This information will also be available from the Dealer Managers, the Information Agent, the Exchange Agent and the Luxembourg Exchange Agent.

January 29, 2007 or as soon as practicable thereafter “Settlement Date”	Mexico delivers the Reopened Notes (and any applicable Cash Payments) to exchanging holders or pays the applicable Purchase Price plus accrued interest to selling holders, against good delivery of the Old Bonds. If Mexico accepts your Offer, you, or a custodial entity acting on your behalf, must deliver to Mexico good and marketable title to your Old Bonds.
     Mexico will make (or cause to be made) all of the foregoing announcements by press release issued to news media in accordance with applicable law and by an announcement on the Invitation Website and the website of the Luxembourg Stock Exchange (http://www.bourse.lu).

RISK FACTORS
     In deciding whether to participate in the Invitation, each holder should consider carefully, in addition to the other information contained in this document, the following:
     Limited Trading Market; Increased Volatility. To the extent that Old Bonds are acquired by Mexico pursuant to the Invitation, the trading markets for the Old Bonds that remain outstanding will become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for Old Bonds not exchanged or purchased may be affected adversely to the extent the amount of Old Bonds acquired by Mexico reduces the float of the Old Bonds. The reduced float may also make the trading price of the Old Bonds more volatile. The extent of the public market for the Old Bonds following consummation of the Invitation will depend upon the number of holders that remain at such time, the interest in maintaining markets in the Old Bonds on the part of securities firms and other factors. There can be no assurance, however, that any trading market will exist for any of the Old Bonds following the Invitation.
     Other Purchases or Redemption of Old Bonds. Whether or not the Invitation is consummated, Mexico may continue to acquire, from time to time during the Invitation or thereafter, Old Bonds other than pursuant to the Invitation, including through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise (and may redeem or defease the Old Bonds in accordance with the Old Bonds and the fiscal agency agreement under which they were issued), upon such terms and at such prices as Mexico may determine, which may be more or less than the terms of the Invitation and could be for cash or other consideration.
     Determination of Consideration to Be Received. You will not be able to determine the UST Benchmark Rate, the Reopened Notes Issue Price, the Reopened Notes Exchange Value, the applicable Clearing Spread Differential, Old Bond Price, Old Bond Exchange Value, Exchange Ratio or Purchase Price for any series of Old Bonds prior to the time that you make your decision whether to participate in the Invitation;
     Jurisdiction and Enforcement of Judgments. It may be difficult to obtain and enforce judgments against Mexico. Mexico has appointed its Consul General in New York as its authorized agent for service of process in any action based on the Invitation that a holder of Old Bonds may institute in any state or federal court in the Borough of Manhattan, The City of New York. Mexico has irrevocably submitted to the jurisdiction of these courts and has waived any objection which it may have to the venue of these courts and any right to which it may be entitled on account of place of residence or domicile. Mexico has also waived any immunity from the jurisdiction of these courts to which it might be entitled (including sovereign immunity and immunity from pre-judgment attachment, post-judgment attachment and execution) in any action based upon the Invitation. You may also institute an action against Mexico based on the Invitation in any competent court in Mexico.
     Nevertheless, Mexico may still plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 in actions brought against it under U.S. federal securities laws or any state securities laws, and its submission to jurisdiction, appointment of the Consul General as its agent for service of process and waiver of immunity do not include these actions. Without Mexico’s waiver of immunity regarding these actions, you will not be able to obtain a judgment in a U.S. court against Mexico unless the court determines that Mexico is not entitled to sovereign immunity under the Foreign Sovereign Immunities Act. In addition, execution on Mexico’s property in the United States to enforce a judgment may not be possible except under the limited circumstances specified in the Foreign Sovereign Immunities Act.
     Even if you are able to obtain a judgment against Mexico in the United States or in Mexico, you might not be able to enforce it in Mexico. Under Article 4 of the Federal Code of Civil Procedure of Mexico, Mexican courts may not order attachment before judgment or attachment in aid of execution against the property of Mexico.

DOCUMENTS INCORPORATED BY REFERENCE
Table of References
     The information incorporated by reference from Mexico’s Annual Report on Form 18-K for the year ended December 31, 2005 (file number 333-03610) (the “Annual Report”), includes the items listed below. The Annual Report will be published on the website of the Luxembourg Stock Exchange (http://www.bourse.lu). For purposes of Commission Regulation (EC) No. 809/2004, any information not listed in the cross-reference table but included in the documents incorporated by reference is given for information purposes only.

EC No. 809/2004 Item	Annual Report
Issuer’s position within the governmental framework	“United Mexican States—Form of Government” on pages D-6 to D-8 of Exhibit D to the Annual Report

Geographic location and legal form of the issuer	“United Mexican States—Area, Population and Society” on page D-6 of Exhibit D to the Annual Report

Structure of the issuer’s economy	“The Economy—Principal Sectors of the Economy” on pages D-23 to D-42 of Exhibit D to the Annual Report

Gross domestic product	“The Economy—Gross Domestic Product” on pages D-15 to D-18 of Exhibit D to the Annual Report

Mexico’s political system and government	“United Mexican States—Form of Government” on pages D-6 to D-8 of Exhibit D to the Annual Report

Tax and budgetary systems of the issuer	“Public Finance—General” and “—Fiscal Policy” on pages D-66 to D-68 and D-68, respectively, of Exhibit D to the Annual Report

Gross public debt of the issuer	“Public Debt” on pages D-77 to D-85, and “Tables and Supplementary Information” on pages D-86 to D-90 of Exhibit D to the Annual Report

Foreign trade and balance of payments	“External Sector of the Economy—Foreign Trade,” on pages D-56 to D-57, “—Geographic Distribution of Trade” on pages D-57 to D-60, and “—Balance of International Payments” on pages D-60 to D-62 of Exhibit D to the Annual Report

Foreign exchange reserves	“External Sector of the Economy—Balance of International Payments” on pages D-60 to D-63 of Exhibit D to the Annual Report

Financial position and resources	“External Sector of the Economy—Balance of International Payments” on pages D-60 to D-63, and “Public Finance—2006 Budget and

EC No. 809/2004 Item	Annual Report
Fiscal Package” on pages D-68 to D-69 of Exhibit D to the Annual Report

Income and expenditure figures and 2006 Budget	“Public Finance—2006 Budget and Fiscal Package” on pages D-68 to D-69 of Exhibit D to the Annual Report
     Documents incorporated by reference in this invitation supplement are considered part of this invitation supplement and the accompanying prospectus supplement and prospectus.

RECENT DEVELOPMENTS
     The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2005. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
United Mexican States
Form of Government
     In accordance with Mexico’s election law, on September 5, 2006, the federal electoral court (Tribunal Electoral del Poder Judicial de la Federación) officially validated the results of the presidential election held in Mexico on July 2, 2006 and declared Felipe de Jesús Calderón Hinojosa, a member of the National Action Party, the President-elect. Mr. Calderón took office as President of Mexico on December 1, 2006 and his term expires on November 30, 2012.
The Economy
Gross Domestic Product
     According to preliminary figures, Mexico’s Gross Domestic Product (“GDP”) increased by 4.7% in real terms during the second quarter of 2006, as compared to the same period of 2005. Most sectors experienced growth in real terms during the second quarter of 2006: the transportation, storage and communications sector grew by 9.1%; the agriculture, livestock, fishing and forestry sector grew by 7.6%; the financial services, insurance and real estate sector grew by 5.5%; the construction sector grew by 5.1%; the electricity, gas and water sector grew by 4.1%; the manufacturing sector grew by 3.9%; the commerce, hotels and restaurants sector grew by 3.8% and the community, social and personal services sector grew by 3.4%, each in real terms. The mining, petroleum and gas sector, however, decreased by 0.6% in real terms during the second quarter of 2006 as compared to the same period in 2005.
     According to preliminary figures, Mexico’s GDP increased by 4.6% in real terms during the third quarter of 2006, as compared to the same period of 2005. As in the second quarter of 2006, most sectors experienced growth in real terms during the third quarter of 2006: the transportation, storage and communications sector grew by 9.4%; the construction sector grew by 7.7%; the electricity, gas and water sector grew by 6.5%; the manufacturing sector grew by 5.1%; the financial services, insurance and real estate sector grew by 4.6%; the commerce, hotels and restaurants sector grew by 3.4%; the community, social and personal services sector grew by 2.8% and the mining, petroleum and gas sector grew by 2.7%. The agriculture, livestock, fishing and forestry sector, however, decreased by 0.8% in real terms during the third quarter of 2006 as compared to the same period in 2005.
Prices and Wages
     Inflation (as measured by the change in the national consumer price index) for the eleven months ended November 30, 2006 was 3.45%, 0.75 percentage points higher than inflation for the same period of 2005.
Interest Rates
     During the eleven months ended November 30, 2006, interest rates on 28-day Cetes averaged 7.21% and interest rates on 91-day Cetes averaged 7.31%, as compared to average rates on 28-day Cetes of 9.29% and average rates on 91-day Cetes of 9.43%, during the same period of 2005. On December 11, 2006, the 28-day Cetes rate was 7.03% and the 91-day Cetes rate was 7.13%.

Principal Sectors of the Economy
Manufacturing
     According to preliminary figures, the manufacturing sector grew by 3.9% in real terms during the second quarter of 2006, as compared to the same period of 2005. The following manufacturing sectors experienced growth in real terms during the second quarter of 2006 as compared to the same period in 2005: metallic products, machinery and equipment grew by 11.3%; non-metallic mineral products grew by 5.3%; food, beverages and tobacco grew by 1.5%; paper, paper products and printing grew by 0.8% and chemical products, petroleum derivatives, rubber and plastic products grew by 0.2%. The following manufacturing sectors contracted in real terms during the second quarter of 2006 as compared to the same period in 2005: textiles, garments and leather contracted by 3.0%; wood industry and derivatives contracted by 1.5%; basic metal industries contracted by 0.4% and other manufacturing industries contracted by 0.3%.
     According to preliminary figures, the manufacturing sector grew by 5.1% in real terms during the third quarter of 2006 as compared to the same period of 2005. Most manufacturing sectors experienced growth in real terms during the third quarter of 2006 as compared to the same period in 2005: other manufacturing industries grew by 9.9%; metallic products, machinery and equipment grew by 9.2%; non-metallic mineral products grew by 5.4%; paper, paper products and printing grew by 5.1%; chemical products, petroleum derivatives, rubber and plastic products grew by 4.1%; basic metal industries grew by 3.0%; wood industry and derivatives grew by 2.9% and food, beverages and tobacco grew by 2.8%. The textiles, garments and leather manufacturing sector, however, contracted by 0.8% in real terms during the third quarter of 2006 as compared to the same period in 2005.
Petroleum and Petrochemicals
     Based on the unaudited consolidated financial statements of Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (collectively, the “subsidiary entities” and, together with Petróleos Mexicanos and its subsidiary companies, “PEMEX”), PEMEX’s total sales revenues during the first nine months of 2006, expressed in constant pesos with purchasing power at September 30, 2006, which did not include the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services, or the “IEPS tax”) because the IEPS tax rate was negative during the period, amounted to Ps. 807.4 billion, representing an increase of 20.6% as compared with total sales revenues (net of the IEPS tax) during the first nine months of 2005 of Ps. 669.5 billion.
     Domestic sales increased by 13.5% in the first nine months of 2006, from Ps. 358.1 billion (net of the IEPS tax) in the first nine months of 2005 to Ps. 406.4 billion in the first nine months of 2006, due to a 16.7% increase in sales of refined products and a 1.8% increase in petrochemical sales.
     Total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 28.8%, from Ps. 311.4 billion in the first nine months of 2005 to Ps. 401.0 billion in the first nine months of 2006.
     In the first nine months of 2006, PEMEX reported net income of Ps. 48.5 billion on Ps. 867.2 billion in total revenues net of the IEPS tax, as compared with a net loss of Ps. 13.0 billion on Ps. 683.8 billion in total revenues (net of the IEPS tax) in the first nine months of 2005. The Ps. 61.5 billion decrease in loss from the first nine months of 2005 to the first nine months of 2006 resulted primarily from an increase in both export and domestic sales due to higher crude oil and product prices and a Ps. 45.6 billion increase in other revenues due to the income generated by the negative IEPS tax rate.

Financial System
Central Bank and Monetary Policy
     During the first ten months of 2006, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in pesos and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 10.1% in real terms, as compared to the same period of 2005. In addition, checking account deposits denominated in pesos increased by 8.7% in real terms during the first ten months of 2006, as compared to the same period of 2005.
     During the first ten months of 2006, financial savings increased by 7.0% in real terms, as compared to the same period of 2005. Savings generated by Mexican residents increased by 6.7% in real terms and savings generated by non-residents increased by 16.4% in real terms during the first ten months of 2006, each as compared to the same period of 2005.
     At December 11, 2006, the monetary base totaled Ps. 414.2 billion, a 9.0% nominal increase from the level of Ps. 380.0 billion at December 30, 2005. Banco de México estimates that the monetary base will total approximately Ps. 419.7 billion at December 31, 2006.
     Since lowering the minimum overnight funding rate from 7.25% to 7.0% on April 21, 2006 to relax monetary conditions, Banco de México has maintained the minimum overnight funding rate at 7.0%. Banco de México’s other monetary policy instrument, the corto or “short”, has remained unchanged at Ps. 79.0 million, a level set on March 23, 2005. On December 8, 2006, Banco de México announced that the minimum overnight funding rate will remain at 7.0% and the “short” will remain at Ps. 79 million until further notice.
The Securities Market
     At January 4, 2007, the Stock Market Index stood at 26,566.28 points, representing a 48.6% increase from the level at December 30, 2005.
External Sector of the Economy
Foreign Trade
     According to preliminary figures, during the first ten months of 2006, Mexico registered a trade deficit of U.S. $3.1 billion, as compared to a trade deficit of U.S. $4.9 billion in the same period of 2005. Merchandise exports increased by 19.5% to U.S. $208.6 billion during the first ten months of 2006, as compared to U.S. $174.6 billion in the same period of 2005. During the first ten months of 2006, petroleum exports increased by 28.7%, while non-petroleum exports increased by 17.9%, in each case as compared to the same period of 2005.
     According to preliminary figures, during the first ten months of 2006, total imports grew by 18.0% to U.S. $211.8 billion, as compared to the same period of 2005. During the first ten months of 2006, imports of intermediate goods increased by 17.2%, imports of capital goods increased by 18.9% and imports of consumer goods increased by 21.5%, each as compared to the same period of 2005.
Balance of International Payments
     According to preliminary figures, during the first nine months of 2006, Mexico’s current account registered a surplus of U.S. $668 million, as compared to a deficit of U.S. $2,977 million for the same period of 2005. The capital account registered a deficit of U.S. $1,469 million during the first nine months of 2006, as compared to a U.S. $3,990 million surplus for the same period of 2005.
     At November 30, 2006, Mexico’s international reserves totaled U.S. $69,542.2 million, an increase of U.S. $873.3 million from the level at December 30, 2005. The net international assets of Banco de México totaled U.S. $77,103.3 million at November 30, 2006, an increase of U.S. $2,998.5 million from the level at December 30, 2005.

     Under the mechanism to moderate the rate of accumulation of international reserves adopted on March 12, 2004 and effective as of May 3, 2004, Banco de México announced on October 17, 2006, that the daily amount of dollars to be auctioned for the period from November 1, 2006 to January 31, 2007 would be U.S. $42 million. The total amount of dollars to be sold in a quarter will be sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.
Direct Foreign Investment in Mexico
     According to preliminary figures, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $10.5 billion during the first nine months of 2006, and was composed of direct foreign investment totaling U.S. $14.1 billion and net foreign portfolio investment (including securities placed abroad) outflows totaling U.S. $3.6 billion.
Exchange Controls and Foreign Exchange Rates
     The peso/U.S. dollar exchange rate announced by Banco de México on January 4, 2007 (to take effect on the second business day thereafter) was Ps. 10.8650 = U.S. $1.00.
Public Finance
Revenues and Expenditures
     According to preliminary figures, during the first ten months of 2006, the public sector overall balance registered a surplus of Ps. 156.8 billion, 44.4% higher in real terms than the Ps. 104.8 billion surplus registered for the same period of 2005. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 355.9 billion for the first ten months of 2006, 20.3% higher in real terms as compared to the Ps. 285.7 billion surplus registered for the same period of 2005.
2007 Budget and Fiscal Package
     The Federal Annual Revenue Law for 2007, as approved by Congress, and the Federal Expenditure Decree for 2007, as passed by the Chamber of Deputies (together, the “2007 Budget”), were approved on December 22, 2006 and December 23, 2006, respectively. The 2007 Budget maintains fiscal discipline as the cornerstone of the economic program, and contemplates a public sector balance of 0.0% of GDP for 2007, i.e., a balanced budget.
     As originally proposed to Congress, the 2007 Budget contemplated a public sector deficit of 0.0% of GDP and was based on an estimated weighted average price of Mexico’s oil exports of U.S. $42.50 per barrel. Congress revised this estimate upward to U.S. $42.80 per barrel. The 2007 Budget estimates the average volume of oil exports will be 1.648 million barrels per day.
     Total public sector revenues approved in the 2007 Budget include revenues that are Ps. 26.4 billion higher than those in the budget proposed by the Executive. This increase resulted mainly from an upward revision in estimated oil revenues, non-oil tax revenues and non-recurring revenues.
     Congress implemented expenditure reductions of Ps. 56.8 billion from the budget proposed by the Executive. The increased resources in the approved 2007 Budget and the expenditure reductions applied to the budget proposed by the Executive, allow for expenditure increases and reallocations of Ps. 82.9 billion, while nonetheless maintaining fiscal equilibrium unchanged.
     The preliminary results for 2006, the revised budget assumptions and targets for 2006 and the budget assumptions and targets for 2007 are presented below.

2006 Budget Assumptions and Targets;
2006 Preliminary Results;
2007 Budget Assumptions and Targets

	2006 Budget	2006 Results(1)	2007 Budget
Real GDP growth (%)	3.6	4.7	3.6
Increase in the national consumer price index (%)	3.0	3.9	3.0
Average export price of Mexican oil mix (U.S. $/barrel)	36.50	53.20	42.80
Current account deficit as % of GDP	2.2	0.30	2.3
Average exchange rate (Ps./$1.00)	11.4	10.90	11.2
Average rate on 28-day Cetes (%)	8.9	7.2	6.8
Public sector balance as % of GDP	0.0	0.30	0.0
Public sector borrowing requirement as % of GDP	1.7	0.80	1.6

(1)	Preliminary as set forth in the 2007 Budget passed by the Congress.
Source: Ministry of Finance and Public Credit.
Public Debt
Internal Debt of the Federal Government of Mexico
     Internal debt of the Mexican Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at October 31, 2006, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). The internal debt of the Mexican Government does not include either the debt of the Instituto para la Protección del Ahorro Bancario (the Bank Savings Protection Institute, or “IPAB”) or the debt of budget controlled or administratively controlled agencies.
     According to preliminary figures, at October 31, 2006, the net internal debt of the Mexican Government totaled Ps. 1,335.8 billion, as compared with the Ps. 1,183.3 billion outstanding at December 31, 2005. At October 31, 2006, the gross internal debt of the Mexican Government totaled Ps. 1,608.8 billion, as compared to Ps. 1,242.2 billion at December 31, 2005. The Mexican Government’s financing costs on internal debt totaled Ps. 120.7 billion for the first ten months of 2006, an increase in nominal terms of 16.0% as compared to the same period of 2005.
External Public Debt
     The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payments under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.
     According to preliminary figures, outstanding gross external debt decreased by approximately U.S. $13.2 billion in the first ten months of 2006, from U.S. $71.7 billion at December 31, 2005 to U.S. $58.5 billion at October 31, 2006. Of this amount, U.S. $58.9 billion represented long-term debt and U.S. $1.5 billion represented short-term debt. Public sector external debt financing costs totaled U.S. $6.5 billion for the first ten months of 2006, a 3.5% increase in nominal terms as compared to the same period of 2005.

     According to preliminary figures, at October 31, 2006, commercial banks held approximately 4.3% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the International Monetary Fund) held 21.4%, bondholders held 67.4% and other creditors held the remaining 6.9%.
     During the second half of 2006, Mexico repurchased in open market transactions certain of its outstanding U.S. dollar-denominated bonds with maturities between 2007 and 2033, totaling U.S. $2,979 million. In addition, during the second half of 2006, four series of Mexico’s debt exchange warrants, entitling their holders to exchange on certain dates a specified principal amount of certain Mexico’s foreign-currency denominated bonds and notes for a specified principal amount of certain Mexican peso-denominated MBonos, were exercised. As a result of the warrants exercise, approximately U.S. $2,212 million of U.S.-dollar denominated bonds and €494 million of Euro-denominated, Italian Lira- denominated and Deutsche Mark-denominated bonds were cancelled. The table below shows the results of the open market transactions and warrant exercise described in this paragraph.

		Aggregate Principal	Aggregate Principal
		Amount Outstanding	Amount	Aggregate Principal	Aggregate Principal
		before Repurchases	Repurchased in	Exchanged on	Amount Outstanding
Title of Purchased		and Warrants	Open Market	Exercise of	after Repurchases and
Securities	ISIN	Exercised	Transactions	Warrants	Warrant Exercise
9 7/8% Global Bonds due 2007	US593048BB61	U.S.$1,128,650,000	U.S.$10,000,000	U.S.$178,709,000	U.S.$939,941,000
9.125% Notes due 2007	XS0073433707	ITL 391,250,000,000	—	ITL 52,710,000,000	ITL 338,540,000,000
8.625% Global Bonds due 2008	US593048BF75	U.S.$1,163,879,000	U.S.$63,278,000	U.S.$118,252,000	U.S.$982,349,000
4.625% Global Notes due 2008	US91086QAM06	U.S.$1,200,352,000	U.S.$119,431,000	—	U.S.$1,080,921,000
7.375% Notes of 2001/2008	XS0126200988	€617,250,000	—	€43,311,000	€573,939,000
8% Bonds of 1997/2008	DE0001937001	DEM 678,000,000	—	DEM 101,639,000	DEM 576,361,000
10.375% Global Bonds due 2009	US593048BG58	U.S.$1,442,540,000	U.S.$212,424,000	U.S.$223,704,000	U.S.$1,006,412,000
8 1/4% Bonds of 1997/2009	DE0001897551	DEM 1,372,869,000	—	DEM 146,830,000	DEM 1,226,039,000
9.875% Global Notes due 2010	US91086QAD07	U.S.$2,000,000,000	U.S.$542,500,000	U.S.$66,960,000	U.S.$1,390,540,000
7.50% Notes due 2010	XS0108907303	€918,966,000	—	€169,107,000	€749,859,000
8.375% Notes due 2011	US91086QAF54	U.S.$2,500,000,000	U.S.$421,500,000	U.S.$310,877,000	U.S.$1,767,623,000
7.50% Global Notes due 2012	US91086QAH11	U.S.$1,262,020,000	U.S.$131,540,000	U.S.$188,521,000	U.S.$941,959,000
6.375% Global Notes due 2013	US91086QAK40	U.S.$1,741,934,000	U.S.$173,700,000	U.S.$253,835,000	U.S.$1,314,399,000
10% Step-down Notes due 2013	XS0085661949	ITL 671,249,000,000	—	ITL 81,460,000,000	ITL 589,789,000,000
5.375% Global Notes due 2013	XS0170239932	€722,840,000	—	€5,620,000	€717,220,000
5.875% Notes due 2014	US91086QAQ10	U.S.$1,793,267,000	U.S.$96,750,000	U.S.$368,849,000	U.S.$1,327,668,000
6.625% Global Notes due 2015	US91086QAL23	U.S.$1,560,408,000	U.S.$156,000,000	—	U.S.$1,404,408,000
11.375% Bonds due 2016	US593048BA8	U.S.$2,394,641,000	U.S.$412,000,000	U.S.$94,253,000	U.S.$1,888,388,000
11% Notes due 2017	XS0075866128	ITL 487,750,000,000	—	ITL 153,865,000,000	ITL 333,885,000,000
8.125% Global Bonds due 2019	US593048BN00	U.S.$2,424,468,000	U.S.$134,250,000	U.S.$264,784,000	U.S.$2,025,434,000
8.00% Global Notes due 2022	US91086QAJ76	U.S.$1,150,713,000	U.S.$92,270,000	U.S.$9,250,000	U.S.$1,049,193,000
11.50% Global Bonds due May 15, 2026	US593048AX90	U.S.$538,644,000	—	U.S.$4,980,000	U.S.$533,664,000
8.30% Global Notes due 2031	US91086QAG38	U.S.$2,838,230,000	U.S.$115,707,000	U.S.$31,097,000	U.S.$2,691,426,000
7.500% Global Notes due 2033	US91086QAN88	U.S.$2,881,822,000	U.S.$297,900,000	U.S.$98,044,000	U.S.$2,485,878,000

THE INVITATION
Introduction
     Mexico hereby invites holders of each series of Old Bonds to submit offers to exchange their Old Bonds for Reopened Notes and a U.S. dollar amount of cash or sell their Old Bonds for a U.S. dollar amount of cash to Mexico on the terms and subject to the conditions contained in the Invitation.
     Mexico will determine the applicable Exchange Ratio for each series of Old Bonds to be exchanged for Reopened Notes and a U.S. dollar amount of cash, the applicable Purchase Price for each series of Old Bonds and the aggregate principal amount of Old Bonds of each series to be exchanged or purchased by Mexico based on the modified Dutch auction procedures described herein. For each series of Old Bonds, Mexico will conduct separate auctions for Old Bonds offered to be exchanged for Reopened Notes and for Old Bonds offered to be sold for cash.
     Mexico reserves the right, in its sole discretion, not to accept any Offers or to accept Offers to exchange or to sell for cash one or more series of Old Bonds but not other series, or to modify in any manner any of the terms and conditions of the Invitation.
Purpose
     The Invitation is part of a general program of Mexico to manage its external liabilities. Mexico may, in the future, exchange, repurchase or redeem the Old Bonds not exchanged or purchased in the Invitation, or exchange, repurchase or redeem other of its external public debt.
No Minimum or Maximum Size of Exchange
     There is no minimum or maximum principal amount of Reopened Notes that may be issued pursuant to the Invitation.
Maximum Size of Cash Purchase
     Mexico may purchase Old Bonds with cash for an aggregate purchase price (excluding accrued interest) of up to U.S.$500,000,000, upon the terms and subject to the conditions contained in this Invitation. There is no minimum on the amount of Old Bonds that may be purchased by Mexico pursuant to the Invitation.
Clearing Spread Differential
     The “Clearing Spread Differential” for each series of Old Bonds will represent a number of basis points that will be subtracted from the Reopened Notes Issue Spread (as defined below) to calculate the spread and yield used to determine the exchange ratio or price at which each series of Old Bonds will be exchanged or purchased by Mexico. For any series of Old Bonds, the Clearing Spread Differential for exchanges of Old Bonds of that series may be different from the Clearing Spread Differential for purchases of Old Bonds of that series. In no event will the Clearing Spread Differential for a series of Old Bonds be less than the Minimum Clearing Spread Differential for such series of Old Bonds selected and announced by Mexico as provided in “— Announcement of Minimum Clearing Spread Differentials and Reopened Notes Issue Spread.”
UST Benchmark Rate
     The “UST Benchmark Rate” means the yield to maturity (calculated in accordance with standard market practice) corresponding to the bid-side price, as reported on Page PX1 of the Bloomberg U.S. Treasury Pricing Monitor, or any recognized quotation source selected by Mexico in its sole discretion if the Bloomberg U.S. Treasury Pricing Monitor is not available or is manifestly erroneous, as of approximately 9:00 a.m., New York City time, on the Announcement Date, for the U.S. Treasury 4.5% Bond due February 15, 2036. Mexico will make a public announcement of the UST Benchmark Rate at or around 9:00 a.m., New York City time, on the Announcement Date, or as soon as practicable thereafter. This information will also be available from the Dealer

Managers, the Information Agent, the Exchange Agent and the Luxembourg Exchange Agent, and will be published on the website of the Luxembourg Stock Exchange (http://www.bourse.lu) and the Invitation Website.
Reopened Notes Issue Spread
     The “Reopened Notes Issue Spread” to be used to calculate the Old Bond Price for each series of Old Bonds and the Reopened Notes Issue Price will be chosen by Mexico in its sole discretion and announced by Mexico as provided in “— Announcement of Minimum Clearing Spread Differentials and Reopened Notes Issue Spread.”
Announcement of Minimum Clearing Spread Differentials and Reopened Notes Issue Spread
     In the table on the cover page and in the summary section of this document, Mexico has specified an Indicative Minimum Clearing Spread Differential for each series of Old Bonds. The Minimum Clearing Spread Differentials, which will be announced on the Business Day preceding the Expiration Date, at or around 3:00 p.m., New York City time, may differ from the Indicative Minimum Clearing Spread Differentials for any or all series of Old Bonds.
     The Reopened Notes Issue Spread will be announced together with the Minimum Clearing Spread Differentials on the Business Day preceding the Expiration Date, at or around 3:00 p.m., New York City time.
     This information will also be available from the Dealer Managers, the Information Agent, the Exchange Agent and the Luxembourg Exchange Agent, and will be published on the website of the Luxembourg Stock Exchange (http://www.bourse.lu) and the Invitation Website.
Old Bond Price
     The “Old Bond Price” for each series of Old Bonds means the price per U.S.$1,000 principal amount of such Old Bonds (rounded to three decimal places, with U.S.$0.0005 rounded to U.S.$0.001) that results in a yield to maturity on the Settlement Date for those Old Bonds equal to the sum of (x) the UST Benchmark Rate, plus (y) the Reopened Notes Issue Spread, minus (z) the Clearing Spread Differential for that series of Old Bonds.
Consideration to Be Received Pursuant to Offers to Exchange Old Bonds for Reopened Notes
     If your Old Bonds are accepted in exchange for Reopened Notes, you will receive, in exchange for each U.S.$1,000 principal amount of Old Bonds exchanged:
•	a principal amount of Reopened Notes equal to the product of (x) U.S.$1,000 times (y) the Exchange Ratio (as defined below), with the aggregate principal amount of Reopened Notes to be issued to you being rounded down to the nearest U.S.$1,000;

•	if you are exchanging 8.30% Global Notes due 2031 (“2031 Notes”) or 7.500% Global Notes due 2033 (“2033 Notes”), an amount in cash in U.S. dollars equal to the Cash Payment (as defined below) for such series of Old Bonds; and

•	a payment in cash in U.S. dollars in respect of any rounded amounts.
     Cash Payment
     The “Cash Payment” applies only to exchanges of 2031 Notes and 2033 Notes and will be equal to the following amount in cash in U.S. dollar for each U.S.$1,000 principal amount of Old Bonds accepted for exchange:

Cash Payment
2031 Notes	U.S.$240.00
2033 Notes	U.S.$370.00
     The purpose of the Cash Payment is to ensure that all Reopened Notes will be fungible for U.S. tax purposes with Mexico’s outstanding 6.75% Global Notes due 2034. Mexico reserves the right to modify the Cash Payment if necessary prior to 9:00 a.m., New York City time, on the Expiration Date, in order to ensure that the Reopened Notes will be fungible for tax purposes.
     You will not receive a payment in respect of interest accrued on your Old Bonds accepted for exchange, and you will not be required to pay an amount in respect of the interest accrued since the last interest payment date on the Reopened Notes issued to you. These amounts have been incorporated in and form part of the calculation of the Exchange Ratio, which will affect the principal amount of Reopened Notes issued to you.
     Calculation of Exchange Ratios
     The “Exchange Ratio” for each series of Old Bonds is equal to:
Old Bond Exchange Value for such Old Bonds
Reopened Notes Exchange Value
     Old Bond Exchange Values
     The “Old Bond Exchange Value” for each series of Old Bonds will be the sum of:
1.	the Old Bond Price for such series, plus

2.	the amount of interest accrued on each U.S.$1,000 principal amount of Old Bonds of that series (rounded to six decimal places, with U.S.$0.0000005 rounded to U.S.$0.000001) during the period from and including the most recent interest payment date for the Old Bonds of that series to but excluding the Settlement Date, minus

3.	in the case of an exchange of 2031 Notes or 2033 Notes, the Cash Payment for such series.
     Reopened Notes Exchange Value and Reopened Notes Issue Price
     The “Reopened Notes Exchange Value” will be the sum of:
1.	the Reopened Notes Issue Price (as defined below); plus

2.	the amount of interest accrued on each U.S.$1,000 principal amount of Reopened Notes (rounded to six decimal places, with U.S.$0.0000005 rounded to U.S.$0.000001) during the period from and including the most recent interest payment date for the Reopened Notes to but excluding the Settlement Date.
     The “Reopened Notes Issue Price” means the price per U.S.$1,000 principal amount of Reopened Notes (rounded to three decimal places, with U.S.$0.0005 rounded to U.S.$0.001) that results in a yield to maturity for the Reopened Notes on the Settlement Date equal to the sum of (x) the UST Benchmark Rate plus (y) the Reopened Notes Issue Spread.
     Hypothetical Example
     Annex A contains the formula to be used to calculate the Old Bond Prices and the Reopened Notes Issue Price. Annex B-1 contains a hypothetical example of the calculation of the Old Bond Price, the Old Bond Exchange

Value, the Reopened Notes Issue Price, the Reopened Notes Exchange Value and the Exchange Ratio for the exchange of each series of Old Bonds.
Consideration to Be Received Pursuant to Offers to Sell Old Bonds for Cash
     If you hold Old Bonds and submit a valid Offer to sell those Old Bonds for cash, and Mexico accepts your Offer, Mexico will pay you, for each U.S.$1,000 principal amount of Old Bonds of each series purchased from you:
•	the Purchase Price (as defined below); and

•	an amount in cash in U.S. dollars equal to the accrued interest on each U.S.$1,000 principal amount of Old Bonds of that series (rounded to six decimal places, with U.S.$0.0000005 rounded to U.S.$0.000001) during the period from and including the most recent interest payment date for the Old Bonds of that series, up to but excluding the Settlement Date.
     The “Purchase Price” is an amount in cash in U.S. dollars equal to the product of (x) U.S.$1,000 times (y) the Old Bond Price for such series.
     The Purchase Price per U.S.$1,000 principal amount of Old Bonds of each series will be rounded to three decimal places, with U.S.$0.0005 rounded to U.S.$0.001.
     Hypothetical Example
     Annex B-2 contains a hypothetical example of the calculation of the Old Bond Price and Purchase Price for each series of Old Bonds.
Determination and Announcement of Clearing Spread Differentials, Results of Invitation and Proration Factors
     Following the Expiration Date, Mexico will determine the Clearing Spread Differentials and applicable proration factor, if any, for each series of Old Bonds that Mexico decides to accept for exchange or purchase pursuant to the Invitation. At or around 11:00 a.m., New York City time, on the Announcement Date, or as soon as practicable thereafter, Mexico will make a public announcement of:
•	the Reopened Notes Issue Price,
•	the aggregate principal amount of Reopened Notes to be issued,
•	the Reopened Notes Exchange Value,
     and, for each series of Old Bonds accepted for exchange or purchase,
•	the applicable Clearing Spread Differential,
•	the Old Bond Price,
•	the Old Bond Exchange Value,
•	the Exchange Ratio,
•	the Purchase Price pursuant to the cash purchase, and
•	the applicable proration factors, if any.
     Mexico will also announce the approximate aggregate principal amount of each series of Old Bonds accepted for purchase or exchange and the approximate aggregate principal amount of each series of Old Bonds remaining outstanding following the completion of the Invitation. This information will also be available from the Dealer Managers, the Information Agent, the Exchange Agent and the Luxembourg Exchange Agent, and will be published on the website of the Luxembourg Stock Exchange (http://www.bourse.lu) and the Invitation Website.

No Recommendation
     You should independently analyze the value of the Old Bonds and the Reopened Notes and make your own assessment of the terms of the Invitation. None of Mexico, the Dealer Managers, the Information Agent, the Exchange Agent or the Luxembourg Exchange Agent has expressed any opinion as to whether the terms of the Invitation are fair. None of Mexico, the Dealer Managers, the Information Agent, the Exchange Agent or the Luxembourg Exchange Agent makes any recommendation that you submit Offers to exchange or sell Old Bonds or refrain from doing so pursuant to the Invitation, and no one has been authorized by Mexico, the Dealer Managers, the Information Agent, the Exchange Agent or the Luxembourg Exchange Agent to make any such recommendation.
Competitive and Non-Competitive Offers
     The Invitation will be conducted pursuant to a modified Dutch auction process as to the Clearing Spread Differential for each series of Old Bonds. You may make your Offer in the form of a competitive or non-competitive Offer. You may submit:
•	a competitive Offer (multiple Offers may be made provided that the aggregate of these Offers does not exceed the total principal amount of Old Bonds that you hold) setting forth the minimum spread differential (in basis points) that you would be willing to accept as the Clearing Spread Differential in respect of the Old Bonds that are the subject of your Offer; we call this amount your “Offer Spread Differential”; or

•	a non-competitive Offer, which does not specify an Offer Spread Differential. You understand that by submitting a non-competitive Offer, if your Offer is accepted, you have agreed to accept the Clearing Spread Differential determined by Mexico.
     If you submit a competitive Offer that specifies an Offer Spread Differential that is less than or equal to the Minimum Clearing Spread Differential, your Offer will be deemed a non-competitive Offer.
     Competitive Offers
     You may submit one or more competitive Offers prior to the Expiration Date. Competitive Offers must specify:
•	your Offer Spread Differential, and

•	the principal amount and series of Old Bonds offered at that Offer Spread Differential.
     If Mexico accepts your competitive Offer, you will receive the benefit of the applicable Clearing Spread Differential as determined by Mexico in its sole discretion even if you specified a lesser Offer Spread Differential in your competitive Offer.
     Competitive Offers accepted by Mexico whose Offer Spread Differential is less than or equal to the Clearing Spread Differential may be subject to proration. See “—Acceptance of Offers; Proration.”
     Non-Competitive Offers
     Alternatively, prior to the Expiration Date, you may submit a non-competitive Offer that does not specify an Offer Spread Differential in respect of the Old Bonds that are the subject of your Offer. Non-competitive Offers must specify the principal amount and series of Old Bonds that you are offering pursuant to your non-competitive Offer. Mexico is obligated to accept all non-competitive Offers for the exchange or purchase Old Bonds of a particular series if it sets a Clearing Spread Differential and accepts any competitive Offers for the exchange or purchase, respectively, of the Old Bonds of that series. If Mexico accepts your non-competitive Offer, you will receive the benefit of the applicable Clearing Spread Differential as determined by Mexico in its sole discretion.

     Non-competitive Offers accepted by Mexico may be subject to proration. See “—Acceptance of Offers; Proration.”
Reallocation of Unaccepted Offers to Sell Old Bonds for Cash
     You may elect at the time you submit an Offer to sell Old Bonds for cash to have such Offer resubmitted on your behalf as a non-competitive Offer to exchange Old Bonds for Reopened Notes in the event and to the extent that it is not accepted by Mexico. If you select this option, any such unaccepted Offer to sell Old Bonds for cash will be resubmitted as a non-competitive Offer to exchange Old Bonds for Reopened Notes regardless of whether your Offer to sell Old Bonds for cash was not accepted because of proration or because such Offer was a competitive Offer specifying an Offer Spread Differential greater than the applicable Clearing Spread Differential. Such resubmitted non-competitive Offers to exchange Old Bonds for Reopened Notes may still be subject to proration as described in “—Acceptance of Offers; Proration.”
Acceptance of Offers; Proration
     Mexico will conduct separate auctions for the exchange of each series of Old Bonds included in the Invitation and for the purchase of each series of Old Bonds included in the Invitation. Only non-competitive Offers or competitive Offers that have specified an Offer Spread Differential less than or equal to the applicable Clearing Spread Differential for that series of Old Bonds will be eligible to be accepted for exchange or purchase by Mexico, subject to possible proration as described below.
     Competitive Offers to exchange or sell Old Bonds of any series specifying an Offer Spread Differential greater than the applicable Clearing Spread Differential for that series will not be exchanged or purchased by Mexico, except in the case of an Offer to sell Old Bonds for cash that has elected reallocation as described in “—Reallocation of Unaccepted Offers to Sell Old Bonds for Cash.” Mexico is under no obligation to select a Clearing Spread Differential for the exchange or purchase of any series of Old Bonds that is greater than the applicable Minimum Clearing Spread Differential for that series of Old Bonds. Mexico may elect for one or more series of Old Bonds not to exchange or purchase any Old Bonds of that series, or to exchange or purchase only those Old Bonds offered pursuant to non-competitive Offers. Mexico may also select a Clearing Spread Differential greater than the Minimum Clearing Spread Differential for some series but not others, and may accept a greater principal amount of Old Bonds of one series than another, all in its sole and absolute discretion. Moreover, for any or all series of Old Bonds, Mexico may select different Clearing Spread Differentials for Old Bonds that series offered for exchange than for Old Bonds of that series offered for purchase.
     Acceptance and Proration of Offers to Sell Old Bonds for Cash
     Once Mexico selects the Clearing Spread Differential (which may not be lower than the applicable Minimum Clearing Spread Differential) for each series of Old Bonds for which it will accept Offers to sell those Old Bonds for cash and the principal amount of that series of Old Bonds that it will accept for purchase, Mexico will accept for purchase all Offers to sell the Old Bonds of that series properly submitted that are non-competitive Offers or that are competitive Offers specifying an Offer Spread Differential equal to or less than the applicable Clearing Spread Differential in the following order of priority:
•	first, all non-competitive Offers, and

•	second, all competitive Offers specifying an Offer Spread Differential equal to or less than the applicable Clearing Spread Differential.
     If the aggregate principal amount of Old Bonds of any series to be purchased pursuant to the Invitation would exceed the maximum aggregate principal amount of Old Bonds of that series that Mexico decides to acquire, subject to “—Maximum Size of Cash Purchase,” Mexico will, for each relevant series,

•	reduce the aggregate principal amount of Old Bonds of that series to be purchased pursuant to competitive Offers made at Offer Spread Differentials equal to or less than the applicable Clearing Spread Differential, and

•	if, after reducing to zero the aggregate principal amount of Old Bonds of that series to be acquired pursuant to competitive Offers, the aggregate principal amount of Old Bonds of that series still exceeds the maximum aggregate principal amount of Old Bonds of that series that Mexico decides to purchase, reduce the aggregate principal amount of Old Bonds of that series to be purchased pursuant to non-competitive Offers, in each case, on a pro rata basis and in increments of U.S.$1,000 in principal amount, rounded down to the nearest integral multiple of U.S.$1,000 until the aggregate principal amount of Old Bonds of that series that Mexico has determined to purchase is approximately reached.
     If any Offer to sell the Old Bonds of any series for cash is not accepted (whether because of proration or because such Offer specified an Offer Spread Differential greater than the applicable Clearing Spread Differential) but has elected reallocation, such Offers not accepted will be considered non-competitive Offers to exchange those unaccepted Old Bonds of that series. See “—Reallocation of Unaccepted Offers to Sell Old Bonds for Cash” above.
     Acceptance and Proration of Offers to Exchange Old Bonds for Reopened Notes
     Once Mexico selects the Clearing Spread Differential (which may not be lower than the applicable Minimum Spread Differential) for each series of Old Bonds for which it will accept Offers to exchange those Old Bonds for Reopened Notes and the principal amount of that series of Old Bonds that it will accept for exchange, Mexico will accept for exchange all Offers to exchange the Old Bonds of that series properly submitted that are non-competitive Offers or that are competitive Offers specifying an Offer Spread Differential equal to or less than the applicable Clearing Spread Differential in the following order of priority:
•	first, all non-competitive Offers, and

•	second, all competitive Offers specifying an Offer Spread Differential equal to or less than the applicable Clearing Spread Differential.
     If the aggregate principal amount of Old Bonds of any series to be acquired in exchange for Reopened Notes pursuant to the Invitation would exceed the maximum aggregate principal amount of Old Bonds of that series that Mexico decides to exchange, Mexico will, for each relevant series,
•	reduce the aggregate principal amount of Old Bonds of that series to be exchanged pursuant to competitive Offers made at Offer Spread Differentials equal to or less than the applicable Clearing Spread Differential, and

•	if, after reducing to zero the aggregate principal amount of Old Bonds of that series to be exchanged pursuant to competitive Offers, the aggregate principal amount of Old Bonds of that series still exceeds the maximum aggregate principal amount of Old Bonds of that series that Mexico decides to exchange, reduce the aggregate principal amount of Old Bonds of that series to be exchanged pursuant to non-competitive Offers, in each case, on a pro rata basis and in increments of U.S.$1,000 in principal amount, rounded down to the nearest integral multiple of U.S.$1,000 until the aggregate principal amount of Old Bonds that Mexico has determined to acquire in exchange for Reopened Notes is approximately reached.
Once Mexico has announced the results of the Invitation by means of the news media in accordance with applicable law, Mexico’s acceptance will be irrevocable. Offers, as so accepted, will constitute binding obligations of the submitting holders and Mexico to settle the Invitation, in the manner described under “—Settlement,” subject only to the conditions described under “—Conditions to the Invitation.”

Invitation Procedures
     General
     If you desire to exchange any Old Bonds for Reopened Notes or sell any Old Bonds for cash pursuant to the Invitation, an electronic letter of transmittal and Bond Instructions applicable to the Old Bonds offered must be submitted by you or on your behalf, each including the same reference code, as explained below. You may make as many separate Offers as you wish, so long as the aggregate of these Offers does not exceed the total principal amount of Old Bonds that you hold.
     By submitting an Offer with respect to any series of Old Bonds and thereby offering to exchange or sell them pursuant to the Invitation, you are deemed to make certain acknowledgments, representations, warranties and undertakings to Mexico, the Dealer Managers, the Exchange Agent and the Luxembourg Exchange Agent as set forth under “ — Holders’ Representations, Warranties and Undertakings.”
     Reference Code
     Each electronic letter of transmittal MUST contain a unique reference code for each Offer. This reference code, which may consist of up to 16 characters and numbers, will provide the Exchange Agent with an additional piece of information that it will use in conjunction with other information, such as the ISIN identifier and your Direct Participant account number, to reconcile your electronic letter of transmittal with your Bond Instructions.
     Unless you are submitting your Offers through the Dealer Managers (as described below in “—Offers Submitted through a Dealer Manager”), you should submit your Bond Instructions BEFORE submitting your electronic letter of transmittal and, in the case of Direct Participants in DTC or Euroclear, you should use the reference code you receive in the confirmation of your Bond Instructions from DTC or Euroclear, as applicable, as the reference code in your electronic letter of transmittal. In this case, your Bond Instructions will automatically have the reference code in it.
     If you are a Direct Participant in Clearstream, Luxembourg, you must create your own reference code to include in both your Bond Instructions AND your electronic letter of transmittal. We suggest you use a number that starts with your Direct Participant account number and ends with a sequential number that you choose. In this case, you must enter this reference code in your Bond Instructions before submitting them in addition to entering them in your electronic letter of transmittal.
     Each electronic letter of transmittal MUST have the same reference code as the Bond Instructions relating to it. Mexico, in its sole discretion, may consider invalid any electronic letter of transmittal submitted without such unique reference code, or with a reference code that does not match the reference code in the corresponding Bond Instructions.
     Procedures for Submitting Electronic Letters of Transmittal
     Mexico intends to conduct the exchange of Old Bonds for Reopened Notes and the purchase of Old Bonds for cash exclusively through the use of electronic media. In order to submit an Offer, you must submit, or arrange to have submitted on your behalf, a duly completed electronic letter of transmittal via the Invitation Website set forth below. Only Direct Participants may access the Invitation Website and submit electronic letters of transmittal. Access to the Invitation Website may be obtained only by following the instructions contained at this Internet address:
http://www.bondcom.com/ums
     Electronic letters of transmittal must be submitted prior to 5:00 p.m., New York time, on the Expiration Date.

     You may incur certain costs in connection with submitting the electronic letter of transmittal and receiving delivery of documents in electronic form (for example, online time and printing) and have possible risks of system outages and other technical failures. You should be aware that none of Mexico, the Dealer Managers, the Information Agent, the Exchange Agent or the Luxembourg Exchange Agent assumes any responsibility for technical or other difficulties you may encounter in submitting your electronic letter of transmittal. Mexico reserves the right to reject any electronic letter of transmittal not received in the appropriate form.
     If you encounter technical difficulties in submitting your electronic letter of transmittal, you may contact the Exchange Agent or a Dealer Manager (or, if you are in Luxembourg, the Luxembourg Exchange Agent) at its phone number specified on the back cover of this document. None of Mexico, the Dealer Managers, the Exchange Agent or the Luxembourg Exchange Agent can assure you, however, that you will be assisted successfully or that Mexico will receive or accept your letter of transmittal if you do not timely submit it in proper electronic form.
     Offers with Respect to Old Bonds held by Direct Participants in DTC and Euroclear
     If you are a Direct Participant in DTC or Euroclear, you must deliver Bond Instructions to DTC or Euroclear and submit your electronic letter of transmittal using the reference code received in the confirmation of your Bond Instructions by DTC or Euroclear no later than 5:00 p.m., New York City time, on the Expiration Date, and in the manner and in accordance with the deadlines specified by DTC or Euroclear.
     Offers with Respect to Old Bonds held by Direct Participants in Clearstream, Luxembourg
     If you are a Direct Participant in Clearstream, Luxembourg, you must deliver Bond Instructions to Clearstream, Luxembourg and submit your electronic letter of transmittal using the same reference code as described above in “—Reference Code”) no later than 5:00 p.m., New York City time, on the Expiration Date, and in the manner and in accordance with the deadline specified by Clearstream, Luxembourg.
     Offers with respect to Old Bonds held through a Broker, Dealer, Commercial Bank, Trust Company or other Custodian
     If you hold your Old Bonds through a custodian, you may not submit an Offer directly. You should contact your custodian to instruct your custodian to submit Offers on your behalf. In the event that your custodian is unable to submit an Offer on your behalf by one of the methods described herein, you should contact the Exchange Agent for assistance in submitting your Offer. There can be no assurance that the Exchange Agent will be able to assist you in successfully submitting your Offer.
     If you are in Luxembourg, you may contact the Luxembourg Exchange Agent and ask it to assist you in submitting your Offer according to one of the procedures described herein.
     Offers Submitted through a Dealer Manager
     Alternatively, you may request a Dealer Manager to submit your Offer or Offers on your behalf via electronic letters of transmittal, although such Dealer Manager will be under no obligation to act on your behalf and may impose additional conditions before doing so. If an Offer is submitted on your behalf by a Dealer Manager, you will not be required to deliver Bond Instructions with respect to your Old Bonds at the applicable clearing system prior to the Expiration Date. You will still be required to submit your electronic letter of transmittal no later than 5:00 p.m., New York City time, on the Expiration Date. However, if all or any part of your Offer is accepted by Mexico, you must deliver Bond Instructions with respect to the appropriate amount of your Old Bonds no later than the second Business Day following the Announcement Date, and those Bond Instructions should contain a reference code that matches the reference code used in the submission of the related electronic letter of transmittal.
     Procedures for Submitting Bond Instructions
     “Bond Instructions” mean:

•	with respect to Old Bonds held through DTC, the transfer of the Old Bonds to the Exchange Agent’s account at DTC through DTC’s ATOP system (see “—Additional Information for DTC Participants” below); or

•	with respect to Old Bonds held through Euroclear or Clearstream, Luxembourg, instructions to
o	block any attempt to transfer your Old Bonds on or prior to the Settlement Date; and

o	debit your account on the Settlement Date in respect of all your Old Bonds, or in respect of such lesser portion of your Old Bonds as are accepted for exchange or purchase by Mexico, upon receipt of an instruction by the Exchange Agent from Mexico to receive your Old Bonds;

subject in each case to the automatic withdrawal of the instructions in the event that the Invitation is terminated by Mexico prior to 11:00 a.m., New York City time, on the Announcement Date, in each case as notified to DTC, Euroclear or Clearstream, Luxembourg by the Exchange Agent on or before the Settlement Date; and
•	an irrevocable authorization to disclose the name of the Direct Participant and information about the foregoing instructions.
     Please submit separate Bond Instructions for each Offer you submit via an electronic letter of transmittal.
     Your Bond Instructions must be delivered and received by DTC, Euroclear or Clearstream, Luxembourg in accordance with their normal procedures and on or prior to their deadlines applicable to the Invitation.
     Each electronic letter of transmittal MUST include the unique reference code specified in the corresponding Bond Instructions relating to the Old Bonds offered to be exchanged or sold to Mexico (as described above in “—Reference Code”) . Bond Instructions and electronic letters of transmittal without a reference code may be deemed not to have been validly delivered.
     Additional Information for DTC Participants
     DTC participants are advised of the following:
•	to deliver Bond Instructions with respect to Old Bonds held through DTC, the DTC Direct Participant must issue an instruction through DTC’s ATOP system to effect the transfer of the Old Bonds to the Exchange Agent’s account at DTC.

•	an ATOP instruction alone does not constitute submission of an Offer. An Offer of Old Bonds held through DTC is made only by (i) entry of Bond Instructions through DTC’s ATOP system, (ii) delivery of an electronic letter of transmittal over the Invitation Website, and (iii) reconciliation of that electronic letter of transmittal with the corresponding ATOP instruction. It is important to include the same reference code received in your confirmation from DTC (as described above) in the electronic letter of transmittal to assist in the reconciliation process.
•	any Offer may be withdrawn before the Expiration Date by withdrawing the Bond Instructions and the related electronic letter of transmittal in accordance with the procedures for, and limitations on, withdrawal described below under “—Irrevocability; Withdrawal Rights.”
     Bond Instructions can be delivered only by Direct Participants in DTC, Euroclear or Clearstream, Luxembourg. To the extent that your Bond Instructions cannot for any reason be promptly and unmistakably reconciled with your electronic letter of transmittal, your electronic letter of transmittal may be deemed not to have been properly submitted.

     In any case, you are responsible for arranging the timely delivery of your Bond Instructions and your electronic letter of transmittal.
     None of Mexico, any Dealer Manager, the Information Agent, the Exchange Agent or the Luxembourg Exchange Agent will be responsible for any communication or instructions regarding Offers or delivery of Old Bonds by:
•	Bondholders to the Direct Participants in DTC, Euroclear or Clearstream, Luxembourg through which they hold Old Bonds; or

•	Bondholders or Direct Participants to DTC, Euroclear, Clearstream, Luxembourg or the Invitation Website.
Irregularities
     All questions regarding the validity, form and eligibility, including time of receipt or revocation or revision, of any electronic letter of transmittal or Bond Instructions will be determined by Mexico in its sole discretion, which determination will be final and binding. Mexico reserves the absolute right to reject any and all electronic letters of transmittal or Bond Instructions not in proper form or for which any corresponding agreement by Mexico to exchange or purchase the relevant Old Bonds would, in the opinion of Mexico’s counsel, be unlawful. Mexico reserves the absolute right to waive any of the conditions of the Invitation or defects in electronic letters of transmittal, Bond Instructions or Offers. None of Mexico, any Dealer Manager, the Information Agent, the Exchange Agent or the Luxembourg Exchange Agent shall be under any duty to give notice to you, as the holder of Old Bonds submitting an Offer, of any irregularities in electronic letters of transmittal or Bond Instructions, nor shall any of them incur any liability for the failure to give such notice.
Holders’ Representations, Warranties and Undertakings
     By submitting an Offer via an electronic letter of transmittal (see “—Invitation Procedures”), you will be deemed to make certain acknowledgments, representations, warranties and undertakings to Mexico, the Dealer Managers, the Information Agent, the Exchange Agent and the Luxembourg Exchange Agent that, as of the time of submission of your Offer and on the Settlement Date:
(1)	you have received and reviewed the Invitation;

(2)	you understand that an Offer of Old Bonds by you pursuant to any of the procedures set forth in the Invitation will constitute your acceptance of the terms and conditions of the Invitation;

(3)	you are a person for whom it is lawful to participate in the Invitation under the applicable securities laws contained under the heading “Jurisdictional Restrictions” in this invitation supplement;

(4)	upon the terms and subject to the conditions of the Invitation, you irrevocably offer to exchange for Reopened Notes or offer to sell to Mexico for cash, as applicable, the principal amount and series of Old Bonds that you are offering and, subject to and effective upon the exchange or purchase of the offered Old Bonds on the Settlement Date, you will sell, assign and transfer to, or to the order of, Mexico all right, title and interest in and to all of such Old Bonds;

(5)	you own, or have confirmed that the party on whose behalf you are acting owns the Old Bonds being offered by you and you have full power and authority to accept the Invitation and offer, sell, assign and transfer the Old Bonds offered, and that, if such Old Bonds are accepted for exchange or purchase by Mexico on the Settlement Date, Mexico will acquire good and marketable title thereto, free and clear of all liens, charges, claims, interests, rights of third parties, encumbrances and restrictions of any kind and such Old Bonds will not be subject to any adverse claim or right; and that you will, upon request, execute and deliver additional documents and/or do such other things deemed by the Exchange Agent or by Mexico to be necessary or desirable to complete the sale, assignment and transfer of the Old Bonds offered or to evidence such power and authority;

(6)	you irrevocably appoint the Exchange Agent as your true and lawful agent and attorney-in-fact (with full knowledge that the Exchange Agent also acts as agent of Mexico) with respect to the offered Old Bonds, with full powers of substitution (such power of attorney being deemed to be an irrevocable power of attorney coupled with an interest) to (a) present such Old Bonds and all evidences of transfer and authenticity to, or transfer ownership of, such Old Bonds on the accounts maintained by DTC, Euroclear or Clearstream, Luxembourg, as the case may be, to, or to the order of Mexico, (b) present such Old Bonds for transfer of ownership on the books of the Fiscal Agent for the Old Bonds, and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Old Bonds, all in accordance with the terms and conditions of the Invitation as described herein;

(7)	all authority conferred or agreed to be conferred pursuant to the submission of the electronic letter of transmittal, as applicable, and every other obligation shall be binding upon your successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives and shall not be affected by, and shall survive, your death or incapacity;

(8)	you understand that Mexico’s acceptance for exchange or purchase of Old Bonds offered pursuant to any of the procedures described in this Invitation will constitute a binding agreement between you and Mexico enforceable in accordance with the terms and subject to the conditions of the Invitation;

(9)	you shall indemnify Mexico, the Dealer Managers, the Exchange Agent, the Luxembourg Exchange Agent and the Information Agent against all and any losses, costs, claims, liabilities, expenses, charges, actions or demands which any of them may incur or which may be made against any of them as a result of any breach of any of the terms of, or any of the representations, warranties and/or undertakings given pursuant to, the Invitation (including any Offer thereunder) by you;

(10)	if you are offering Old Bonds held through Euroclear or Clearstream, Luxembourg:
(a)	you have delivered Bond Instructions with respect to those Old Bonds to Euroclear or Clearstream, Luxembourg, as appropriate, by the deadline specified in this Invitation;

(b)	you have irrevocably authorized Euroclear or Clearstream, Luxembourg, as appropriate, in accordance with their procedures and deadlines, to:
(i)	block any attempt to transfer such Old Bonds;

(ii)	cancel such Old Bonds (or such lesser portion as shall be accepted for exchange or purchase by Mexico) upon receipt of an instruction by the Exchange Agent to have such Old Bonds cancelled, and debit such Old Bonds (or such lesser portion as shall be accepted for purchase by Mexico) for purchase from your account(s) with Euroclear or Clearstream, Luxembourg on the Settlement Date; and

(iii)	disclose the name of the Direct Participant and information about the foregoing instructions with respect to such Old Bonds; and
(c)	you have instructed Euroclear or Clearstream, Luxembourg, as appropriate, that, if Mexico accepts for exchange or purchase any of such Old Bonds, Euroclear or Clearstream, Luxembourg, as appropriate, should credit the Reopened Notes and any cash acquired in exchange for such Old Bonds or the cash paid to purchase such Old Bonds (as the case may be) to the account in which those Old Bonds were held immediately before purchase;
provided that, if you are making your Offer through a Dealer Manager, you will effect these actions no later than 5:00 p.m., on the second Business Day following the Announcement Date;

(11)	if you are offering Old Bonds held through DTC:
(a)	such offered Old Bonds are, at the time of electronic acceptance, and will continue to be, until the time of settlement on the Settlement Date, held by you at DTC; and

(b)	you have issued an instruction through DTC’s ATOP system to effect the transfer of the Old Bonds subject to your Offer to the Exchange Agent’s account at DTC by the deadline specified in the Invitation.
provided that, if you are making your Offer through a Dealer Manager, you will effect these actions no later than 5:00 p.m., on the second Business Day following the Announcement Date;
(12)	you understand that Offers may be withdrawn by an electronic withdrawal instruction received by the Exchange Agent at any time at or prior to 5:00 p.m., New York City time, on the Expiration Date in accordance with the terms of this Invitation, and that in the event of a termination of the Invitation, the Bond Instructions with respect to such offered Old Bonds will be released, and your Old Bonds will be returned to you;

(13)	you understand that validly offered Old Bonds (or defectively offered Old Bonds with respect to which Mexico has waived, or has caused to be waived, such defect) will be deemed to have been accepted by Mexico if, as and when Mexico gives oral or written notice thereof to the Exchange Agent; and

(14)	you agree that accrued but unpaid interest to be paid by Mexico on the Settlement Date for any Offers to sell Old Bonds for cash accepted by Mexico pursuant to the Invitation shall be paid on the Settlement Date notwithstanding any other provision of the Old Bonds.
     In addition, in submitting Offers you will be required to specify whether the beneficial owner of the Old Bonds being sold for cash or exchanged for Reopened Notes is or is not a U.S. person (as defined in Regulation S under the Securities Act of 1933, as amended).
Irrevocability; Withdrawal Rights
     Each Offer and the corresponding electronic letter of transmittal will become irrevocable at 5:00 p.m., New York City time, on the Expiration Date. However, any Offer and the corresponding electronic letter of transmittal may be withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date by deleting the electronic letter of transmittal at the Invitation Website. If you wish to withdraw your electronic letter of transmittal, you must use the same user name and the same password under which you submitted your prior electronic letter of transmittal. Offers may only be withdrawn in their entirety and may not be amended in part. To change any Offer prior to 5:00 p.m., New York City time, on the Expiration Date, you must withdraw your electronic letter of transmittal (and withdraw your corresponding Bond Instructions) and submit new Bond Instructions and a new electronic letter of transmittal with a new reference code as described in “—Invitation Procedures—Reference Code.”
     If Mexico terminates the Invitation without accepting any Offers, all Offers and electronic letters of transmittal shall automatically be deemed to be withdrawn. If as a result of the priority of acceptance and proration specified in “—Acceptance of Offers; Proration” Mexico does not accept some or all of your Old Bonds offered in exchange for Reopened Notes or offered to be sold for cash, to the extent you have not requested to have your unaccepted Old Bonds offered for sale reoffered on your behalf in exchange for Reopened Notes, any Offers not so accepted, together with the corresponding electronic letters of transmittal, shall automatically be deemed to be withdrawn.
Participation by Mexico and the Dealer Managers
     Mexico and any Mexican governmental agency may submit only non-competitive Offers to exchange Old Bonds for Reopened Notes or to sell Old Bonds for cash.

     The Dealer Managers may submit only non-competitive Offers to exchange Old Bonds for Reopened Notes or to sell Old Bonds for cash for their own accounts, and may submit either non-competitive or competitive Offers on behalf of their clients.
Term of Invitation, Termination, Amendments
     The Invitation will expire at 5:00 p.m., New York City time, on the Expiration Date, unless Mexico in its sole discretion extends it or terminates it earlier.
     At any time before Mexico announces on the Announcement Date the acceptance of any Offers by means of the news media in accordance with applicable law, Mexico may, in its sole discretion:
•	terminate the Invitation, in whole or in part, including with respect to Offers submitted prior to the time of the termination;

•	extend the Invitation past the originally scheduled Expiration Date; or

•	amend the Invitation from time to time in any fashion.
     Any extension will be followed by a public announcement issued at or around 9:00 a.m., New York City time, on the first Business Day after the previously scheduled Expiration Date. Mexico may extend withdrawal rights if it extends the Expiration Date.
     Mexico reserves the right not to accept any Offers, or any Offers as to one or more particular series of Old Bonds, in its sole discretion for any reason.
Conditions to the Invitation
     Mexico reserves the right, in its sole discretion, not to accept any Offers, or to accept Offers as to one or more series of Old Bonds but not other series, for any reason. In addition, notwithstanding any other provisions of the Invitation, the Invitation is conditioned upon there not having been threatened, instituted or pending any action or proceeding before any court or governmental, regulatory or administrative body that: (1) makes or seeks to make illegal the exchange of Old Bonds for Reopened Notes or acceptance of payment of, or payment for, any of the Old Bonds pursuant to the Invitation; (2) would or might result in a delay in, or restrict, the ability of Mexico to issue the Reopened Notes in exchange for Old Bonds or accept for payment or pay for any of the Old Bonds; or (3) imposes or seeks to impose limitations on the ability of Mexico to issue the Reopened Notes in exchange for Old Bonds or purchase or cancel the Old Bonds.
     Each of the foregoing conditions is for the sole benefit of Mexico and may be waived by Mexico, in whole or in part, at any time and from time to time, in its discretion. Any determination by Mexico concerning the conditions set forth above (including whether or not any such condition has been satisfied or waived) will be final and binding upon all parties.
Publication
     Mexico will make (or cause to be made) publication of information about the Invitation to the extent provided in this invitation supplement by press release issued to news media in accordance with applicable law and by an announcement on the Invitation Website and the website of the Luxembourg Stock Exchange (http://www.bourse.lu). In addition, in the event that the Expiration Date is extended, notice of such extension will be published by means of the news media in accordance with applicable law. You may obtain information about the Invitation by contacting the Information Agent, the Dealer Managers, the Exchange Agent or the Luxembourg Exchange Agent at the addresses and telephone numbers listed on the back cover of this Invitation for Offers.

Settlement
     The Settlement Date for the Invitation will be the tenth Business Day following the Announcement Date, or as soon as practicable thereafter.
     On the Settlement Date, subject to the conditions of the Invitation:
•	if Mexico has accepted your Offer, you, as the identified account holder, or DTC, Euroclear or Clearstream, Luxembourg on your behalf, as the case may be, must deliver to Mexico good and marketable title to your Old Bonds, free and clear of all liens, charges, claims, encumbrances, interests, rights of third parties and restrictions of any kind; and

•	in return you will receive, as applicable and solely by credit to the DTC, Euroclear or Clearstream, Luxembourg account in which your Old Bonds were held, the Reopened Notes and/or cash to which you are entitled, and any Old Bonds not accepted for exchange or purchase due to proration will be unblocked or transferred and returned to you.
     The amount of cash you receive will be rounded to the nearest dollar. The determination by Mexico of any calculation or quotation made with respect to the Invitation shall be conclusive and binding on you, absent manifest error.
     Under no circumstances will interest be paid by Mexico on any cash to be paid to you, or will the amount of Reopened Notes deliverable to you be adjusted, by reason of any delay in making payment or delivery of Reopened Notes on the Settlement Date, other than a delay caused by Mexico’s failure to deposit the relevant funds or Reopened Notes on the Settlement Date.
Market for the Old Bonds
     Mexico will cancel all Old Bonds it acquires pursuant to the Invitation promptly following the Settlement Date. Accordingly, the exchange or purchase of Old Bonds pursuant to the Invitation will reduce the aggregate principal amount of Old Bonds that otherwise might trade in the public market, which could adversely affect the liquidity and market value of the remaining Old Bonds not exchanged or purchased pursuant to the Invitation. Old Bonds not accepted for exchange or purchase pursuant to the Invitation will remain outstanding.
Certain Other Matters
     Mexico reserves the right at any time or from time to time following completion or cancellation of the Invitation to call for redemption, purchase or exchange or offer to purchase or exchange Old Bonds or to issue an invitation to submit offers to exchange or sell Old Bonds (including, without limitation, those offered pursuant to this Invitation but not accepted), in each case on terms that may be more or less favorable than those contemplated by the Invitation. The making of any such new offers and the issuance of any new invitation will depend on various factors, including interest rates prevailing at such time and the principal amount of Old Bonds retired pursuant to the Invitation.
     Mexico believes that all holders hold the Old Bonds through clearing system accounts and that there are no Old Bonds in definitive form. If you believe that you are holding an Old Bond in definitive form, please contact the Exchange Agent or the Luxembourg Exchange Agent, who will instruct you to deliver such Old Bonds to the office of the Exchange Agent or the Luxembourg Exchange Agent, as the case may be, together with your Offer and any additional required certification. The results of your Offer will be communicated to you by the Exchange Agent or the Luxembourg Exchange Agent, as the case may be.

THE OLD BONDS
     The following chart sets forth certain summary information with respect to the outstanding Old Bonds:

Approximate
Outstanding
Aggregate Principal
			Original Principal	Interest Payment	Amount as of		Authorized
Title of the Old Bonds	ISIN	Currency	Amount	Dates	October 2, 2006	Maturity	Denomination
8.125% Global Bonds due 2019	US593048BN00	USD	U.S.$3,300,000,000	June 30 and December 30 of each year	U.S.$2,025,434,000	December 30, 2019	U.S.$1,000 and integral multiples of U.S.$1,000

8.00% Global Notes due 2022	US91086QAJ76	USD	U.S.$1,750,000,000	March 24 and September 24 of each year	U.S.$1,049,193,000	September 24, 2022	U.S.$1,000 and integral multiples of U.S.$1,000

11.50% Global Bonds due 2026	US593048AX90	USD	U.S.$1,750,000,000	May 15 and November 15 of each year	U.S.$533,664,000	May 15, 2026	U.S.$1,000 and integral multiples of U.S.$1,000

8.30% Global Notes due 2031	US91086QAG38	USD	U.S.$3,250,000,000	February 15 and August 15 of each year	U.S.$2,691,426,000	August 15, 2031	U.S.$1,000 and integral multiples of U.S.$1,000

7.500% Global Notes due 2033	US91086QAN88	USD	U.S.$3,056,822,000	April 8 and October 8 of each year	U.S.$2,485,878,000	April 8, 2033	U.S.$1,000 and integral multiples of U.S.$1,000
     Each series of Old Bonds is listed on the Luxembourg Stock Exchange and admitted for trading on the regulated market of the Luxembourg Stock Exchange and is also registered with the National Registry of Securities of Mexico, which is maintained by the CNBV. Mexico intends to continue to list the Old Bonds and to maintain their registration in the National Registry of Securities of Mexico following the consummation of the Invitation.
     Old Bonds acquired by Mexico pursuant to the Invitation will be cancelled. Accordingly, the exchange or purchase of Old Bonds pursuant to the Invitation will reduce the aggregate principal amount of each series of Old Bonds that otherwise might trade in the market, which could adversely affect the liquidity and market value of the remaining Old Bonds of that series not exchanged for Reopened Notes or purchased pursuant to the Invitation. Old Bonds not exchanged or purchased in the Invitation will remain outstanding.

DESCRIPTION OF THE REOPENED NOTES
     This document describes the terms of the Reopened Notes in greater detail than the prospectus supplement and the prospectus and may provide information that differs from the prospectus supplement and the prospectus. If the information in this document differs from the prospectus supplement or the prospectus, you should rely on the information in this document.
     Mexico will issue the Reopened Notes under the fiscal agency agreement, dated as of September 1, 1992, as amended by Amendment No. 1, dated as of November 28, 1995 and by Amendment No. 2, dated as of March 3, 2003, between Mexico and Citibank, N.A., as fiscal agent (the “Fiscal Agent”). The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the Reopened Notes and the fiscal agency agreement. Because this is a summary, it does not contain all of the information that may be important to you as a potential investor in the Reopened Notes. Therefore, Mexico urges you to read the fiscal agency agreement and the form of the Reopened Notes in making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the Fiscal Agent and the Luxembourg Listing Agent.
     The Reopened Notes will:
•	mature on September 27, 2034;

•	not be redeemable prior to maturity. At maturity, Mexico will redeem the Reopened Notes at par;

•	be denominated and payable in U.S. dollars;

•	bear interest at 6.75% per year, accruing from and including September 27, 2006;

•	pay interest on March 27 and September 27 of each year, commencing on March 27, 2007. Interest will be computed on a 360-day year of twelve 30-day months;

•	pay interest to persons in whose names the Reopened Notes are registered at the close of business on March 12 and September 12, as the case may be, preceding each payment date;

•	will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $1,500,000,000 6.75% Global Notes due 2034 (CUSIP No. 91086QAS7, ISIN US91086QAS75, Common Code 020218118).

•	be issued in denominations of U.S. $1,000 and integral multiples of U.S. $1,000;

•	constitute direct, general, unconditional, unsecured and unsubordinated external indebtedness of Mexico and will be backed by the full faith and credit of Mexico;

•	rank equal in right of payment with all of Mexico’s present and future unsecured and unsubordinated external indebtedness;

•	be represented by one or more global securities in fully registered form only, without coupons;

•	be registered in the name of a nominee of DTC and recorded on, and transferred through, the records maintained by DTC and its participants, including the depositaries for Euroclear and Clearstream, Luxembourg; and

•	contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to the Old Bonds and Mexico’s other outstanding external public indebtedness issued prior to March 3, 2003. Under these provisions, Mexico may amend the payment provisions of the Reopened Notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding Reopened Notes.
     Mexico may, without the consent of the holders, from time to time issue additional notes that may form a single series with the outstanding Reopened Notes; provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the Reopened Notes have as of the date of the issue of such additional notes.
     Application has been made to list the Reopened Notes on the Luxembourg Stock Exchange and to have the Reopened Notes admitted for trading on the regulated market of the Luxembourg Stock Exchange. Mexico cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the Invitation is not conditioned on obtaining the listing.

CLEARANCE AND SETTLEMENT
     Mexico has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, but Mexico takes no responsibility for the accuracy of this information. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. None of Mexico, the Fiscal Agent, the Exchange Agent or the Luxembourg Exchange Agent will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will Mexico, the Fiscal Agent, the Exchange Agent or the Luxembourg Exchange Agent be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.
     Arrangements have been made with each of DTC, Euroclear and Clearstream, Luxembourg to facilitate the Invitation and the issuance of the Reopened Notes. Transfers of Reopened Notes within DTC, Euroclear and Clearstream, Luxembourg will be in accordance with the usual rules and operating procedures of the relevant system. Cross-market transfers between investors who hold or who will hold the Reopened Notes through DTC and investors who hold or will hold the Reopened Notes through Euroclear or Clearstream, Luxembourg will be effected in DTC through the respective depositaries of Euroclear and Clearstream, Luxembourg.
Initial Settlement
     Upon the issuance of the Reopened Notes, DTC or its custodian will credit on its internal system the respective principal amounts of the individual beneficial interests represented by each Reopened Note to the accounts of persons who have accounts with DTC (“DTC Participants”). Such accounts initially will be designated by the Exchange Agent, and will be the same as the accounts in which the Old Bonds accepted for exchange were held. Ownership of beneficial interests in the Reopened Notes will be limited to persons who have accounts with DTC Participants, including the respective depositaries for Euroclear and Clearstream, Luxembourg or indirect DTC Participants. Ownership of beneficial interests in the Reopened Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of DTC Participants, and the records of DTC Participants, with respect to interests of indirect DTC Participants.
     Euroclear and Clearstream, Luxembourg will hold omnibus positions on behalf of their participants through customers’ securities accounts for Euroclear and Clearstream, Luxembourg on the books of their respective depositaries, which in turn will hold positions in customers’ securities accounts in the depositaries’ names on the books of DTC.
Secondary Market Trading in Relation to Reopened Notes
     Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and the seller’s accounts are located to ensure that settlement can be made on the desired value date. Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the following procedures in order to facilitate transfers of interests in the Reopened Notes among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Mexico nor the Fiscal Agent, any paying agent or the registrar will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg
     Trading Between DTC Purchasers and Sellers
     DTC Participants will transfer interests in the Reopened Notes among themselves in the ordinary way according to DTC rules governing global security issues. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global security or securities representing the Reopened Notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global security or securities to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.
     Trading Between Euroclear and/or Clearstream, Luxembourg Participants
     Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the Reopened Notes among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional eurobonds.
     Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser
     When the Reopened Notes are to be transferred from the account of a DTC Participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the closing date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the Reopened Notes and make payment for them. On the closing date, the depositary will make payment to the DTC Participant’s account and the Reopened Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Reopened Notes to Euroclear or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg will credit the Reopened Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the closing date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual closing date.
     Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the Reopened Notes by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the Reopened Notes are credited to their accounts one day later.
     As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the Reopened Notes. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Reopened Notes were credited to the participant’s account. However, interest on the Reopened Notes would accrue from the value date. Therefore, in these cases the interest income on Reopened Notes that the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.
     Since the settlement will occur during New York business hours, a DTC Participant selling an interest in the Reopened Notes can use its usual procedures for transferring global securities to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the closing date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC Participants.
     Finally, day traders that use Euroclear or Clearstream, Luxembourg to purchase interests in the Reopened Notes from DTC Participants for delivery to Euroclear or Clearstream, Luxembourg participants should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:
•	borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in their Euroclear or Clearstream, Luxembourg accounts, in accordance with the clearing system’s customary procedures,

•	borrowing the interests in the United States from a DTC Participant no later than one day prior to settlement, which would give the interests sufficient time to be reflected in their Euroclear or Clearstream, Luxembourg account in order to settle the sale side of the trade, or

•	staggering the value date for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream, Luxembourg participant.
     Trading Between a Euroclear or Clearstream, Luxembourg Seller and DTC Purchaser
     Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their depositaries to a DTC Participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the closing date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the Reopened Notes to the DTC Participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual closing date.
     If the Euroclear or Clearstream, Luxembourg participant selling the Reopened Notes has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the Reopened Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

TAXATION
Mexican Taxation
          The following is a summary of certain Mexican federal income tax considerations that may be relevant to holders of Old Bonds that are not residents of Mexico for tax purposes and do not hold the Old Bonds and will, if applicable, not hold the Reopened Notes through a permanent establishment in Mexico for tax purposes (any such holder, a “Foreign Holder”). For purposes of Mexican taxation, an individual is a resident of Mexico if he/she has established his/her domicile in Mexico, unless he/she has a place of residence in another country as well, in which case such individual will be considered a resident of Mexico for tax purposes, if such individual has his/her center of vital interest in Mexico; an individual would be deemed to maintain his/her center of vital interest in Mexico if, among other things, (i) more than 50% of his/her total income for the calendar year results from Mexican sources, or (ii) his/her principal center of professional activities is located in Mexico. A legal entity is a resident of Mexico if it maintains the principal place of its management in Mexico or has established its effective management in Mexico. A Mexican national is presumed to be a resident of Mexico unless such person can demonstrate the contrary. If a person has a permanent establishment for tax purposes in Mexico, such person shall be required to pay taxes in Mexico on income attributable to such permanent establishment in accordance with Mexican federal tax law.
          This summary is based upon Mexico’s federal income tax laws in effect on the date hereof, which are subject to change. This summary is for general information only and does not constitute tax advice. This summary does not purport to consider all aspects of Mexican federal income taxation or treaties for the avoidance of double taxation entered into by Mexico, which are in effect and which do not include references to the local laws of Mexico. This summary is not intended to include any of the tax consequences that may be applicable to residents of Mexico for tax purposes.
          Mexico has negotiated treaties to avoid double taxation with several countries. Certain of these treaties are currently in effect and others have been signed but have yet to enter into force. Mexico does not expect that these treaties will have an effect on the tax treatment of the exchange of the Old Bonds for Reopened Notes, on the sale of the Old Bonds for cash under the Invitation or on payments on the Reopened Notes to, or sales or transfers of the Reopened Notes by, Foreign Holders.
     Exchange of Old Bonds for Reopened Notes
          Under Mexico’s Ley General de Deuda Pública, or General Law of Public Debt, and Ley del Impuesto sobre la Renta, or Income Tax Law, the exchange of Old Bonds by Foreign Holders for the Reopened Notes and any applicable cash payments to such Foreign Holders pursuant to the Invitation will not be subject to any Mexican withholding or other similar tax.
     Sale of Old Bonds for Cash
          Principal and Accrued Interest
          Under Mexico’s General Law of Public Debt and Income Tax Law, the sale of the Old Bonds by a Foreign Holder pursuant to the Invitation and any cash payments received by such Foreign Holder (whether as principal or accrued interest) will not be subject to any Mexican withholding or similar tax.
          Capital Gains
     Capital gains, if any, resulting from the sale of the Old Bonds by a Foreign Holder under the terms of the Invitation will not be subject to Mexican income or other similar taxes.

     Taxation of Reopened Notes
          Payments of Principal and Interest
          Under Mexico’s General Law of Public Debt and Income Tax Law, the principal and interest payments that you, as a Foreign Holder, receive on the Reopened Notes will not be subject to any Mexican withholding or other similar tax.
          Capital Gains
          Foreign Holders will not be subject to capital gains taxes applicable in Mexico on the sale or transfer of the Reopened Notes if the sale or transfer is made to another Foreign Holder.
          Other Taxes
          There are no Mexican stamp, registration or similar taxes payable by a Foreign Holder in connection with the acquisition, ownership or disposition of the Reopened Notes. A Foreign Holder will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the Reopened Notes.
United States Federal Income Taxation
          The following is a summary of U.S. federal income tax consequences of participating in the Invitation that may be material to you as a U.S. holder. You are a U.S. holder if you are a beneficial owner of Old Bonds that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis with respect to the Old Bonds. This summary supplements, and to the extent inconsistent replaces, the discussion of U.S. federal income tax consequences in the accompanying prospectus supplement and should be read in conjunction therewith. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to your decision to participate in the Invitation, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address the tax consequences to (i) persons that are not U.S. Holders, (ii) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market, dealers in securities or currencies, and nonresident aliens present in the United States for 183 days or more in the taxable year of the Invitation, (iii) persons that hold Old Bonds or will hold Reopened Notes as part of a position in a “straddle” or as part of a “hedging”, “conversion” or other integrated investment transaction for U.S. federal income tax purposes, (iv) persons whose functional currency is not the U.S. dollar or (v) persons that do not hold Old Bonds as capital assets.
          This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. No assurances can be given that any change in these laws or authorities will not affect the accuracy of the discussion set forth in the summary.
          We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with all of such statements and conclusions. In addition, the discussion does not describe any tax consequences arising out of the laws of any state or local or foreign jurisdiction.
          YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISORS AS TO THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU OF PARTICIPATING IN THE INVITATION, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

     Sale of Old Bonds for Cash
     A sale of Old Bonds pursuant to the Invitation will be a taxable transaction for U.S. federal income tax purposes. Generally, you will recognize capital gain or loss in an amount equal to the difference between the amount realized (other than amounts attributable to accrued but unpaid interest, which will be taxed as such) and your adjusted tax basis in the Old Bonds sold. If you acquired the Old Bonds with market discount, however, any gain you realize on the sale of the Old Bonds will be treated as ordinary income to the extent of the portion of the market discount that has accrued while you held the Old Bonds, unless you have elected to include market discount in income currently as it accrues. Certain noncorporate U.S. holders (including individuals) are generally eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gain (i.e., capital gain on Old Bonds that are held for more than one year). The deductibility of capital losses is limited under the Code.
     Your adjusted tax basis in an Old Bond generally will equal the cost of acquiring the Old Bond, increased by the amount of any original issue discount or market discount previously included in your gross income and reduced by the amount of any amortizable bond premium that you have previously amortized with respect to the Old Bond and by any payments you have previously received in respect of the Old Bonds, other than payments of “qualified stated interest.” (The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property at least annually during the entire term of an Old Bond at a single fixed rate of interest.)
     Any gain or loss that you recognize generally should be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. Accrued interest income with respect to the Old Bond that is treated as paid as a result of the sale will constitute income from sources outside the United States, and generally will constitute “passive income” or, in the case of certain U.S. holders, “financial services income,” for U.S. foreign tax credit purposes. The rules governing the U.S. foreign tax credit are complex, and you are urged to consult your tax advisor regarding the application of the rules to your particular circumstances.
     Exchange of Old Bonds for Reopened Notes
     An exchange of Old Bonds for Reopened Notes and cash, if any, pursuant to the Invitation will be a taxable transaction for U.S. federal income tax purposes. Accordingly, as described in more detail under “— Sale of Old Bonds for Cash” above, if you exchange Old Bonds for Reopened Notes pursuant to the Invitation, you generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the exchange and your adjusted tax basis in the Old Bonds tendered. The amount realized in the exchange will be the sum of the “issue price” of the Reopened Notes received, determined as described below, plus any cash received (except that the amount of the cash or Reopened Notes attributable to accrued but unpaid interest will be treated as such).
     While the matter is not entirely free from doubt, for purposes of calculating your amount realized on the exchange, the issue price of the Reopened Notes should be their fair market value on the date of the exchange. Treasury regulations generally provide that the issue price of debt instruments issued for property is the fair market value of the debt instruments if a substantial amount of the debt instruments is “traded on an established securities market.” Mexico anticipates, and the remainder of this discussion assumes, that the Reopened Notes will be traded on an established securities market. The Reopened Notes will be treated as traded on an established market if, among others, at any time during the 60-day period ending 30 days after the date of the exchange, the Reopened Notes are traded or listed on a national securities exchange, interdealer quotation system, or, subject to certain limitations, if price quotations are readily available from dealers, brokers or traders. Mexico expects the Reopened Notes to be traded on an established market within the meaning of the applicable Treasury regulations, and, accordingly, intends to treat the Reopened Notes as having an issue price equal to their fair market value on the date of the exchange.
     Consequences of Holding Reopened Notes
     In general, for U.S. federal income tax purposes, you will have to include stated interest on the Reopened Notes in gross income in accordance with your usual method of tax accounting. Upon a sale, exchange, redemption or other taxable disposition of the Reopened Notes, you generally will recognize gain or loss in an amount equal to the difference between the amount you realize on the disposition (except for amounts received with respect to accrued but unpaid interest, which will be treated as such) and your tax basis in the Reopened Notes. Your initial tax basis in the Reopened Notes received pursuant to the Invitation will be equal to the Reopened Notes’ issue price, which is expected to be the fair market value of the Reopened Notes on the date of the exchange, as described above. Your holding period with respect to the Reopened Notes will begin the day after the consummation of the Invitation. For more information on the consequences of holding the Reopened Notes, including the bond premium rules applicable to U.S. holders that acquire Reopened Notes at a cost greater than the remaining redemption amount of the Notes, see “Taxation—United States Federal Taxation” in the Prospectus Supplement.
     Consequences of Not Participating in the Invitation
     If you do not participate in the Invitation (or participate with respect to less than all of your Old Bonds), you will not be affected for U.S. federal income tax purposes with respect to your retained Old Bonds.
     Backup Withholding
     Backup withholding and information reporting requirements may apply to payments made in exchange for Old Bonds exchanged or sold pursuant to the Invitation or to payments in respect of the Reopened Notes unless you (i) are a corporation or come within certain other exempt categories and demonstrate this fact, or (ii) provide a correct taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules. To avoid the imposition of backup withholding on such payments, you may be required to complete an IRS Form W-9 (which can be obtained at the website of the IRS at www.irs.gov) and either (i) provide a correct taxpayer identification number, which is a social security number if you are an individual, and certain other information, or (ii) establish a basis for an exemption from backup withholding. If backup withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is provided to the IRS.
Luxembourg Taxation
     The following is a summary discussion of certain material Luxembourg tax consequences with respect to the Invitation. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular holder of Old Bonds, and does not purport to include tax considerations that arise from rules of general application or that are generally assumed to be known to holders of Old Bonds. It is not intended to be, nor should it be construed to be, legal or tax advice. This discussion is based on Luxembourg laws and regulations as they stand on the date of this invitation supplement and is subject to any change in law or regulations or changes in interpretation or application thereof that may take effect after such date. Persons considering participating in the Invitation should therefore consult their own professional advisors as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.
     Withholding Tax
Non-Residents
     Under Luxembourg tax law currently in effect and except as provided for by the law of 21 June 2005 (the “2005 Law”) implementing the Directive 2003/48/EC on taxation of savings income in the form of interest payments (the “EU Savings Directive”), there is no withholding tax for non-resident holders of the Old Bonds or Reopened Notes on payments of fixed or floating interest (including accrued but unpaid interest) and on payments received upon redemption or repayment of the principal or upon a purchase or exchange of the Old Bonds or Reopened Notes.
     On June 3, 2003, the European Council approved the EU Savings Directive and under the related Accords with certain dependent or associated territories and certain non-EU Member States (together the “relevant States”), EU Member States will be required to provide to the fiscal authorities of another EU Member State and all the relevant States details of payments of interest or similar income made by a paying agent within its jurisdiction to an individual or certain types of entities called “residual entities” resident in that other EU Member State or a relevant State, except that Austria, Belgium and Luxembourg will instead operate a withholding system for a transitional period in relation to such payments, unless during such period they elect otherwise.

     Under the 2005 Law, payments of interest or similar income made or ascribed by a paying agent established in Luxembourg to or for the immediate benefit of an individual or certain types of entities called “residual entities” as defined by the 2005 Law, who as a result of an identification procedure implemented by the paying agent are identified as residents or are deemed to be residents of an EU Member State or a relevant State other than Luxembourg, will be subject to a withholding tax unless the relevant beneficiary has adequately instructed the relevant paying agent to provide details of the relevant payments of interest or similar income to the fiscal authorities of his/her country of residence or deemed residence or has provided a tax certificate from his/her fiscal authority in the format required by the 2005 Law to the relevant paying agent.
     Where withholding tax is applied, payments of interest and similar income will be subject to a withholding to be made by the relevant paying agent at the initial rate of 15% for the period from July 1st, 2005 to June 30, 2008, at a rate of 20% for the subsequent period from July 1st , 2008 to June 30, 2011 and at a rate of 35% thereafter.
     When used in the preceding three paragraphs “interest” and “paying agent” have the meanings given thereto in the 2005 Law (or the relevant Accords). “Interest” will include accrued or capitalized interest at the sale, repayment or redemption of the Old Bonds or Reopened Notes. “Paying agent” is defined broadly for this purpose and in the context of the Old Bonds or Reopened Notes means any economic operator established in Luxembourg who pays interest on the Old Bonds or Reopened Notes to or ascribes the payment of such interest to or for the immediate benefit of the beneficial owner, whether the operator is, or acts on behalf of, the issuer or is instructed by the beneficial owner to collect such payment of interest.
     Payments of interest or similar income under the Old Bonds or Reopened Notes to the clearing systems and payments by or on behalf of Clearstream, Luxembourg, to financial intermediaries will not give rise to a withholding tax under Luxembourg law.
Residents
     In accordance with the law of 23 December 2005 on the introduction of a withholding tax on certain interest payments on savings income, interest on Old Bonds or Reopened Notes paid by a Luxembourg paying agent to an individual holder who is a resident of Luxembourg will be subject to a withholding tax of 10% which will operate a full discharge of income tax due on such payments (annual exemptions of EUR 1,500 for singles or EUR 3,000 for married couples filing joint returns for interest income may be available). Only interest accrued after July 1, 2005 falls within the scope of the withholding tax.
     Interest on Old Bonds or Reopened Notes paid by Luxembourg paying agent to residents of Luxembourg which are not individuals will not be subject to any withholding tax.
     Income deriving from the Old Bonds or Reopened Notes
Non-Luxembourg Resident Holders
     Holders of the Old Bonds or Reopened Notes will not become residents, or be deemed to be resident in Luxembourg by reason only of the holding of the Old Bonds or Reopened Notes.
     Holders of the Old Bonds or Reopened Notes who are non-resident of Luxembourg and who do not hold such Old Bonds or Reopened Notes through a permanent establishment in Luxembourg are not liable to any Luxembourg income tax, whether they receive payments of principal, payments of interest (including accrued but unpaid interest), payments received upon redemption, repurchase or exchange of such Old Bonds or Reopened Notes, or realize capital gains on the sale of such Old Bonds or Reopened Notes.
Luxembourg Resident Holders — General
     Holders of Old Bonds or Reopened Notes who are tax resident in Luxembourg, or non-resident holders of Old Bonds or Reopened Notes who have a permanent establishment or permanent representative in Luxembourg to which or to whom such Old Bonds or Reopened Notes are attributable, must for income tax purposes include any interest and other income received or accrued on such Old Bonds or Reopened Notes in their taxable income. Individuals who are tax residents in Luxembourg are deemed to have been taxed on net income if the withholding tax at the payment rate of 10% referred to above has been levied. They will not be liable for any Luxembourg income tax on repayment of principal.

Luxembourg Resident Individuals
     Luxembourg resident individual holders of Old Bonds or Reopened Notes who do not hold such Old Bonds or Reopened Notes as business assets are not subject to taxation on capital gains upon the disposal of such Old Bonds or Reopened Notes, unless their disposal precedes their acquisition or they are disposed of within six months of the date of their acquisition. Upon a repurchase, redemption or exchange of such Old Bonds or Reopened Notes after expiration of the six month period from their acquisition, the portion of repurchase, redemption or exchange price corresponding to accrued but unpaid interest is subject to the withholding tax of 10%. Luxembourg resident individual holders of Old Bonds or Reopened Notes who hold such Old Bonds or Reopened Notes as business assets are subject to tax as described in relation to “Luxembourg Resident Companies” below.
Luxembourg Resident Companies
     Luxembourg resident companies (sociétés de capitaux), holding Old Bonds or Reopened Notes, or foreign entities of the same type who have a permanent establishment or permanent representative in Luxembourg to which or to whom such Old Bonds or Reopened Notes are attributable, must include in their taxable income interest accrued on such Old Bonds or Reopened Notes and, on a sale repurchase, redemption or exchange, the difference between the sale, repurchase, redemption or exchange price (including accrued but unpaid interest) and the lower of the cost or book value of such Old Bonds or Reopened Notes sold, repurchased, redeemed or exchanged.
Luxembourg Companies Benefiting from a Special Tax Regime
     A Luxembourg resident holder of Old Bonds or Reopened Notes that is governed by any of the following: (i) the law of 31 July 1929 on pure holding companies or (ii) the laws of 30 March 1988, 19 July 1991 or 20 December 2002 on undertakings for collective investment will not be subject to any Luxembourg income tax in respect of interest received or accrued on such Old Bonds or Reopened Notes, or on gains realised on the sale or disposal of such Old Bonds or Reopened Notes.
Net Wealth Tax
     Luxembourg net wealth tax will not be levied on a holder of Old Bonds or Reopened Notes, unless (i) such Old Bonds or Reopened Notes are attributable to a business enterprise or part thereof or which is carried on in Luxembourg or through a permanent establishment or a permanent representative of a non-resident company in Luxembourg. In such a case, the holder of such Old Bonds or Reopened Notes must take such Old Bonds or Reopened Notes into account for the purposes of Luxembourg wealth tax, except if the holder of such Old Bonds or Reopened Notes is governed by any of the following: (i) the law of 31 July 1929 on pure holding companies; (ii) the laws of 30 March 1988, 19 July 1991 or 20 December 2002 on undertakings for collective investment; (iii) the law of 22 March 2004 on securitization; or (iv) the law of 15 June 2004 on the investment company in risk capital.
     Other Tax Consequences
Stamp Taxes and Transfer Taxes
     There is no Luxembourg registration tax, stamp duty or any other similar tax or duty payable in Luxembourg by the holders of Old Bonds or Reopened Notes as a consequence of the exchange or sale of Old Bonds or the issuance of the Reopened Notes, nor will any of these taxes be payable as a consequence of a subsequent transfer, repurchase or redemption of the Reopened Notes. However, in the case of court proceedings in a Luxembourg court or the presentation of the documents relating to the Reopened Notes, other than the Reopened Notes, to an “autorité constituée,” such court or “autorité constituée” may require registration thereof. In that case, the documents will be subject to registration duties depending on the nature of the documents (in particular, a loan agreement, not represented by the Reopened Notes, will be subject to an ad valorem registration duty of 0.24 percent, calculated on the amounts mentioned therein).

Gift Taxes
     No estate or inheritance tax is levied on the transfer of Reopened Notes upon death of a holder of Reopened Notes in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes and no gift tax is levied upon a gift of Reopened Notes if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg. Where a holder of Reopened Notes is a resident for tax purposes of Luxembourg at the time of his or her death, the Reopened Notes are included in his or her taxable estate for inheritance tax or estate tax purposes.
Value-added Tax
     There is no Luxembourg value-added tax payable in respect of payments pursuant to the Invitation or in respect of the payment of interest or principal under the Reopened Notes or the transfer of the Reopened Notes. Luxembourg value-added tax may, however, be payable in respect of fees charged for certain services rendered to the Issuer, if for Luxembourg value-added tax purposes such services are rendered or deemed to be rendered in Luxembourg and an exemption from Luxembourg value-added tax does not apply with respect to such services.
Withholding Tax under EU Regulation 809/2004
     EU Regulation 809/2004 requires disclosure of taxes to be withheld at source in the issuer’s home jurisdiction and in all jurisdictions within the EU where securities are either offered to the public or admitted to trading.
     France
     With respect to income from the Reopened Notes, France does not require any withholding of taxes at source within the meaning of EU Regulation 809/2004.
YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISORS AS TO THE PARTICULAR FRENCH TAX CONSEQUENCES OF YOUR PARTICIPATING IN THE INVITATION.
     Germany
     In Germany, there is no withholding of taxes at the level of the issuer within the meaning of the EU Regulation 809/2004.
YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISORS AS TO THE PARTICULAR GERMAN TAX CONSEQUENCES OF YOUR PARTICIPATING IN THE INVITATION.
     Ireland
     In Ireland, there is no withholding of taxes at the level of the issuer within the meaning of EU Regulation 809/2004. However, an encashment tax must be withheld in Ireland by the financial institution or other body encashing in Ireland the coupon at the standard of income tax rate (currently 20%).
YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISORS AS TO THE PARTICULAR IRISH TAX CONSEQUENCES OF YOUR PARTICIPATING IN THE INVITATION.
     The Netherlands
     In The Netherlands, there is no withholding of taxes at the level of the issuer within the meaning of the EU Regulation 809/2004.
YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISORS AS TO THE PARTICULAR DUTCH TAX CONSEQUENCES OF YOUR PARTICIPATING IN THE INVITATION.

     Spain
     As a general rule, no withholding on account of Spanish taxes will have to be applied in Spain in connection with holders of the Reopened Notes subject to the Spanish Individual Income Tax or the Spanish Corporate Income Tax unless (i) the Reopened Notes are held through a Spanish depositary entity or (ii) there is a Spanish entity in charge of managing and receiving payments arising out of the Reopened Notes.
     For holders of the Reopened Notes subject to the Spanish Corporate Income Tax, however, there will be no withholding on account of Spanish taxes even if requirements (i) or (ii) above are met to the extent that the Reopened Notes would qualify as “debt issued by a Public Administration of a OECD country”.
     The above notwithstanding, holders are urged to consult their own professional advisors as to the particular Spanish tax consequences of their participating in the Invitation.
     United Kingdom
     The comments below are of a general nature based on current United Kingdom tax law and HM Revenue & Customs practice in respect of payments of interest on the Reopened Notes and are not intended to be exhaustive. The comments do not purport to be a comprehensive description of all of the tax considerations that arise from acquiring, holding or disposing of the Reopened Notes. Any holders of Reopened Notes who are in doubt as to their own tax position should consult their professional adviser.
     Payments of interest on the Reopened Notes will not be subject to withholding or deduction for or on account of U.K. tax so long as the Reopened Notes carry a right to interest and are and continue to be listed on a “recognized stock exchange” within the meaning of section 841 of the U.K. Income and Corporation Taxes Act 1988 (which includes the Luxembourg Stock Exchange). Should the Reopened Notes cease to be listed on a recognized stock exchange, payments of interest will nevertheless not be subject to withholding or deduction for or on account of U.K. tax so long as the interest is not treated as having a U.K. source for U.K. tax purposes.
     Persons in the United Kingdom (i) paying interest to or receiving interest on behalf of another person who is an individual, or (ii) paying amounts due on redemption of any Notes which constitute deeply discounted securities as defined in Chapter 8 of Part 4 of the Income Tax (Trading and Other Income) Act 2005 to or receiving such amounts on behalf of another person who is an individual, may be required to provide certain information to HM Revenue and Customs regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

PLAN OF DISTRIBUTION
     Mexico has entered into a dealer managers agreement with Barclays Capital Inc. and Morgan Stanley & Co. Incorporated, the Dealer Managers for the Invitation. Pursuant to the dealer managers agreement, Mexico has (a) retained the Dealer Managers to act, directly or through affiliates, on behalf of Mexico as the dealer managers in connection with the Invitation, (b) agreed to pay the dealer managers a fee based on the aggregate principal amount of Reopened Notes issued pursuant to accepted exchange offers, (c) agreed to reimburse the Dealer Managers for certain expenses in connection with the Invitation, and (d) agreed to indemnify the Dealer Managers against certain liabilities and expenses in connection with the Invitation, including liabilities under the U.S. Securities Act of 1933, as amended. The dealer managers agreement contains various other representations, warranties, covenants and conditions customary for agreements of this sort.
     If either of the Dealer Managers acquires any Reopened Notes pursuant to the Invitation, it may resell those Reopened Notes from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Any Reopened Notes may be offered to the public either through underwriting syndicates represented by either of the Dealer Managers or directly by the Dealer Managers. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
     Each of Barclays Capital Inc. and Morgan Stanley & Co. Incorporated has participated as an underwriter in connection with Mexico’s offer of certain of the Old Bonds, and each has provided and may continue to provide certain investment banking services to Mexico for which they have received and may receive compensation that is customary for services of such nature. The Dealer Managers may trade, or hold a long or short position in, the Old Bonds, the Reopened Notes or other debt securities or related derivatives of Mexico for their own accounts or for the accounts of their customers at any given time, and the Dealer Managers may participate in the Invitation by submitting one or more non-competitive Offers on their own behalf or by submitting competitive or non-competitive Offers on behalf of clients.
     In connection with the Invitation, Mexico may solicit, or cause to be solicited, Offers by use of postal services, personally or by telephone, electronic mail, facsimile, telegram or other similar methods. Mexico will also pay or cause to be paid brokerage houses and other custodians, nominees and fiduciaries the reasonable and documented out-of-pocket expenses incurred by them in forwarding this document and other related materials to holders.
     Mexico estimates that its share of the total expenses of the Invitation, excluding fees and commissions, will be approximately U.S. $696,000.
     Mexico has retained (1) Bondholder Communications Group to act as Exchange Agent and Information Agent in connection with the Invitation and (2) Kredietbank S.A. Luxembourgeoise to act as Luxembourg Exchange Agent in connection with the Invitation and Luxembourg listing agent in connection with the Reopened Notes.
     The Dealer Managers have agreed to (a) pay the Exchange Agent, the Information Agent, the Luxembourg Exchange Agent and the Luxembourg listing agent customary fees for their services, and (b) reimburse the Exchange Agent and the Luxembourg Exchange Agent for certain of their out-of-pocket expenses in connection with the Invitation. Mexico has agreed to indemnify the Exchange Agent, the Information Agent and the Luxembourg Exchange Agent against certain liabilities, including liabilities under the Securities Act.
     None of the Dealer Managers, the Information Agent, the Exchange Agent, the Luxembourg Exchange Agent, the clearing systems nor any of their respective directors, employees or affiliates assume any responsibility for the accuracy or completeness of the information concerning the Invitation or Mexico contained or incorporated by reference herein or for any failure by Mexico to disclose events that may have occurred and may affect the significance or accuracy of such information.
     Mexico has registered the Reopened Notes with the National Registry of Securities of Mexico, which is maintained by the National Banking and Securities Commission. Such registration does not certify the solvency of Mexico, that the Reopened Notes are of investment quality or that the information contained in this invitation supplement, the prospectus supplement or in the prospectus is accurate or complete. The Reopened Notes may not be publicly offered or sold in Mexico.

JURISDICTIONAL RESTRICTIONS
     The distribution of this invitation supplement and related materials is restricted by law in certain jurisdictions. Persons into whose possession these Invitation materials come are required by Mexico to inform themselves of and to observe any of these restrictions.
     This invitation supplement does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation. Neither Mexico nor the Dealer Managers accept any responsibility for any violation by any person of the restrictions applicable in any jurisdiction.
     In any jurisdiction in which the Invitation is required to be made by a licensed broker or dealer and in which any Dealer Manager or any of its affiliates is so licensed, it shall be deemed to be made by the Dealer Managers or such affiliates on behalf of Mexico.
Belgium
     The Invitation does not constitute a public offering under Belgian law and this invitation supplement and related materials have therefore not been notified to or approved by the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances”/ “Commissie voor het Bank-, Financie- en Assurantiewezen”). Only institutional investors qualifying as “qualified investors” under Article 10, §1, of the Law of June 16, 2006 and as “professional investor” under Article 3, 2°, of the Royal Decree of July 7, 1999, acting for their own account, are being solicited by Mexico with respect to the Invitation in Belgium.
     In addition, any offer to sell or any sale of the Reopened Notes must be made in compliance with the provisions of the Law of July 14, 1991 on consumer protection and trade practices and its implementing legislation to the extent applicable pursuant to the Royal Decree of December 5, 2000 rendering applicable to securities and financial instruments certain provisions of the Law of July 14, 1991 on consumer protection and trade practices.
Bermuda
     This invitation supplement and related materials have not been notified to, and has not received approval from, either the Bermuda Monetary Authority or the Registrar of Companies in Bermuda and any statement to the contrary, explicit or implicit, shall constitute an offence.
European Economic Area
     In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any Reopened Notes which are the subject of the offering contemplated by the Invitation may not be made in that Relevant Member State unless and until a prospectus within the meaning of the Prospectus Directive has been approved by the competent authority in Luxembourg and published and “passported” into that Relevant Member State in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any Reopened Notes may be made at any time under the following exemptions under the Prospectus Directive:
     (a) an offer addressed solely to “qualified investors” within the meaning of the Prospectus Directive as implemented in that Member State (“Qualified Investors”);
     (b) an offer addressed to fewer than 100 natural or legal persons in that Relevant Member State (other than Qualified Investors); or
     (c) in any other circumstances falling within Article 3(2) of the Prospectus Directive.
     For the purposes of this provision, the expression an “offer to the public” in relation to the Reopened Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of the Reopened Notes to be offered so as to enable an investor to decide to purchase such Reopened Notes, as the same may be further defined in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” includes any relevant implementing measure in each Relevant Member State. The Prospectus will be “passported” into the following Member States: France, Germany, Ireland, The Netherlands, Spain and the United Kingdom.
France
     A prospectus admitted for publication by the Luxembourg Stock Exchange will be notified to the Autorité des marchés financiers (“AMF”) in accordance with the prospectus recognition procedure pursuant to Directive 2003/71/EC. Upon the notification of the prospectus to the AMF, the Reopened Notes will be offered to the public in France. Holders of the Old Bonds in France should review, and make their decision to participate in the Invitation solely on the basis of, and in accordance with, the procedures described in the Invitation materials. Holders of the Old Bonds in France may obtain a summary in French of the prospectus without charge on the Internet site of the AMF at www.amf-france.org. Holders of the Old Bonds may also obtain copies of the Invitation materials without charge by contacting either of the Dealer Managers at the address on the back cover page of this document.
Germany
     A prospectus admitted to publication by the CSSF under the securities laws in compliance with applicable laws, rules and regulations in force in Luxembourg will be notified to the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). After completion of the prospectus notification procedure pursuant to Directive 2003/71/EC and in accordance with its implementation laws in the Federal Republic of Germany, the Reopened Notes will be offered to the public in the Federal Republic of Germany. Holders of Old Bonds in the Federal Republic of Germany should review, and make their decision to participate in, the Invitation solely on the basis of, and in accordance with, the procedures described in the Invitation materials.
     Holders of Old Bonds in the Federal Republic of Germany may obtain copies of the Invitation materials free of charge by contacting either of the Dealer Managers at the address on the back cover page of this document.
Hong Kong
     With respect to persons in Hong Kong, the Invitation is only made to, and is only capable of acceptance by, professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder (“professional investors”).
     Mexico has agreed that it has not issued and will not issue, nor has it had nor will it have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Old Bonds, the Reopened Notes or the Invitation, that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong including in circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong) other than with respect to Old Bonds that are or are intended to be exchanged for Reopened Notes or sold only by persons outside Hong Kong or only “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
Ireland
     The Invitation will not be open to the public within the meaning of Directive 2003/71/EC in Ireland other than to Qualified Investors within the meaning of Regulation 2 of the Prospectus Directive (2003/71/EC) Regulation 2005 (the “Regulations”) until a prospectus has been duly approved in accordance with the Prospectus Directive and the Irish Financial Services Regulatory Authority has been notified in accordance with Regulation 55 of the Regulations. Each Dealer Manager has agreed not to make the Invitation available save in accordance with the foregoing restrictions.

Luxembourg
     Subject only to notification by the CSSF for the purposes of the Luxembourg offer to the public and the publication of an exchange notice on the website of the Luxembourg Stock Exchange (Bourse de Luxembourg), the Invitation will be made in Luxembourg pursuant to the PD Prospectus which has been approved by the CSSF. Holders in Luxembourg should review, and make their decision to participate in the Invitation solely on the basis of and in accordance with the procedures described in, the Invitation materials.
Mexico
     The Invitation has not been approved by the CNBV. The Invitation may not be publicly made or distributed in Mexico.
     The Reopened Notes will not be registered in the National Securities Registry maintained by the CNBV. The Reopened Notes may not be offered or sold in Mexico pursuant to the Invitation, except under specific exemptions available under the Mexican Securities Market Law. In compliance with the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the Reopened Notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the Reopened Notes, or that the information contained in this invitation supplement, the prospectus supplement or in the prospectus are accurate or complete. Mexico has prepared this invitation supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.
Singapore
     The Invitation is made only to and directed at, and the Reopened Notes are only available to, persons in Singapore who are existing holders of the Old Bonds. Subscriptions for the Reopened Notes will not be accepted from any person in Singapore other than persons in Singapore who are existing holders of the Old Bonds.
     This invitation supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this invitation supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Reopened Notes may not be circulated or distributed, nor may Reopened Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) existing holders of Old Bonds or (ii) pursuant to, and in accordance with, the conditions of an exemption under any provision of Subdivision (4) of Division 1 of Part XIII of the Securities and Futures Act, Chapter 289 of Singapore.
Switzerland
     The Invitation materials do not constitute a prospectus within the meaning of Art. 652a or Art. 1156 of the Swiss Code of Obligations or in accordance with the Listing Rules of the SWX Swiss Exchange. The Reopened Notes will not be listed on the SWX Swiss Exchange.
United Kingdom
     This invitation supplement and related materials are only being distributed to and are only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom they may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The Reopened Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Reopened Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this invitation supplement or any of its contents.

GENERAL INFORMATION
Due Authorization
     The issue of the Reopened Notes has been authorized by the Directive, dated December 29, 2004, of the President of Mexico.
Listing and Admission to Trading; Luxembourg Listing Agent and Luxembourg Exchange Agent
     Application has been made to list the Reopened Notes on the Luxembourg Stock Exchange and to have the Reopened Notes admitted for trading on the regulated market of the Luxembourg Stock Exchange. The Luxembourg listing agent is Kredietbank S.A. Luxembourgeoise 43, Boulevard Royal, L-2955 Luxembourg.
     Mexico has appointed a Luxembourg exchange agent in connection with the Invitation. The Luxembourg exchange agent, from whom copies of the Invitation materials and Mexico’s Annual Report may be obtained in Luxembourg, is Kredietbank S.A. Luxembourgeoise 43, Boulevard Royal, L-2955 Luxembourg.
Litigation
     Neither Mexico nor any governmental agency of Mexico is involved in any litigation, arbitration or administrative proceeding relating to claims or amounts that are material in the context of the Invitation or issue of the Reopened Notes and that would materially and adversely affect Mexico’s ability to meet its obligations under the Reopened Notes or the fiscal agency agreement with respect to the Reopened Notes. Mexico is not aware of any such litigation, arbitration or administrative proceeding that is pending or threatened.
Credit Rating
     Mexico’s long-term foreign-currency debt has been rated BBB by Standard & Poor’s and Baa1 by Moody’s Investor Service.
Documents Relating to the Reopened Notes
     Copies of the fiscal agency agreement and the form of the Reopened Notes may be inspected during normal business hours on any day, except Saturdays, Sundays and public holidays, at the specified offices of the Fiscal Agent and paying agents.
Where You Can Find More Information
     Documents Filed with the Luxembourg Stock Exchange
     For purposes of the listing and admission to trading of the Reopened Notes on the Luxembourg Stock Exchange, only the Annual Report shall be deemed to be incorporated by reference in this invitation supplement and the accompanying prospectus supplement and prospectus. All future filings made with the SEC shall not form part of the PD Prospectus.
     You may obtain copies of the PD Prospectus and any documents incorporated by reference at the offices of the Luxembourg Exchange Agent, during normal business hours on any weekday (except public holidays).
     Documents Filed with the SEC
     The SEC allows Mexico to incorporate by reference some information that Mexico files with the SEC. Mexico can disclose important information to you by referring to these documents. The following documents are considered a part of and incorporated by reference in this invitation supplement and the accompanying prospectus supplement and prospectus:

•	Mexico’s Annual Report on Form 18-K for the year ended December 31, 2005 (the “Annual Report”), as filed with the SEC on August 4, 2006, SEC file number 333-03610; and

•	each amendment to the Annual Report on Form 18 K/A, and each subsequent Annual Report on Form 18-K and any amendment thereto on Form 18-K/A, filed on or after the date of this invitation supplement and before the Expiration Date.
     Information that Mexico files with the SEC in the form of any amendment to the Annual Report on Form 18 K/A, any subsequent Annual Report on Form 18-K and any amendment thereto on Form 18-K/A filed on or after the date of this invitation supplement and before the Expiration Date will update and supercede earlier information that it has filed, and will be considered part of and incorporated by reference in this invitation supplement, but will not constitute part of the PD Prospectus.
     You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:
Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
     Please call the SEC at 1-800-SEC-0330 for further information. In addition, electronic SEC filings of Mexico are available to the public over the Internet at the SEC’s website at http://www.sec.gov.
Clearing
     The Reopened Notes have been accepted for clearance through Euroclear, Clearstream, Luxembourg and DTC (CUSIP No. 91086QAS7, ISIN US91086QAS75, Common Code 020218118).
Validity of the Reopened Notes
     The validity of the Reopened Notes will be passed upon for Mexico, as to all matters of Mexican law, by the Fiscal Attorney of the Federation of Mexico, the Deputy Fiscal Attorney of the Federation for Financial Affairs of Mexico or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit, and as to all matters of U.S. law, by Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to Mexico.
     The validity of the Reopened Notes will be passed upon for the Dealer Managers, as to all matters of Mexican law, by Ritch Mueller, S.C., and as to all matters of U.S. law, by Sullivan & Cromwell LLP.
     As to all matters of Mexican law, Cleary Gottlieb Steen & Hamilton LLP may rely on the opinion of the Fiscal Attorney or the Deputy Fiscal Attorney or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit; and Sullivan & Cromwell LLP may rely on the opinions of the Fiscal Attorney, the Deputy Fiscal Attorney or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit and Ritch Mueller, S.C.
     As to all matters of U.S. law, the Fiscal Attorney, the Deputy Fiscal Attorney or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit may rely on the opinion of Cleary Gottlieb Steen & Hamilton LLP; and Ritch Mueller, S.C. may rely on the opinion of Sullivan & Cromwell LLP.
Information on Mexico
     Mexico confirms that the Invitation materials do not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading. Mexico accepts responsibility accordingly. The Invitation materials are being furnished solely for use by investors in connection with their consideration of their participation in the Invitation.

     For so long as any Reopened Notes are listed on the Luxembourg Stock Exchange, copies of Mexico’s annual reports covering the last two fiscal years in English (as and when available) and copies of the most recent amendments to such annual reports relating to fiscal policy, the foreign sector and monetary policy, and any document incorporated by reference in this invitation supplement may be obtained at the office of the Luxembourg listing agent for the Reopened Notes and at the office of the Fiscal Agent during usual business hours on any day (Saturdays, Sundays and public holidays excepted).

ANNEX A
Formula to Price Old Bonds and Reopened Notes Based on Yield to Maturity
     Whenever in this invitation supplement there is a reference to a price per U.S.$1,000 principal amount of securities intended to result in a specified yield to maturity on the Settlement Date, that price will be determined in accordance with market convention pursuant to the following formula:
     Definitions

PRICE	=	The price per U.S.$1,000 principal amount of the securities. PRICE will be rounded to three decimal places, with U.S.$0.0005 rounded to U.S.$0.001.

N	=	The number of remaining cash payment dates for the securities from (but excluding) the Settlement Date to (and including) the maturity date for securities.

CFi	=	The aggregate amount of cash per U.S.$1,000 principal amount scheduled to be paid in respect of the securities on the “ith” out of the N cash payment dates for securities. Scheduled payments of cash include interest and, on the maturity date for the security to be priced, principal.

YLD	=	Specified yield to maturity of the securities (expressed as a decimal number).

Di	=	The number of days from (and including) the Settlement Date to (but excluding) the “ith” out of the N remaining cash payment dates for securities. The number of days is computed using the 30/360 day count method.

/	=	Divide. The term immediately to the left of the division symbol is divided by the term immediately to the right of the division symbol before any other addition or subtraction operations are performed.

Exp	=	Exponentiate. The term to the left of the exponentiation symbol is raised to the power indicated by the term to the right of the exponentiation symbol.

AI	=	Accrued interest on the securities from and including the most recent interest payment date to but excluding the Settlement Date.

N S i=1	=	Summate. The term in the brackets to the right of the summation symbol is separately calculated “N” times (substituting for “i” in that term each whole number between 1 and N, inclusive), and the separate calculations are then added together.
Formula to Determine Price of Securities

A-1

ANNEX B-1
Hypothetical Example of Exchange of Old Bonds for Reopened Notes

Assumed Settlement Date Assumed 30-Year UST Yield Assumed Spread of Reopened Notes to 30-Year UST Yield	January 29, 2007 4.720% 1.36%

	A	B	C	A+B-C	D			E	F	D+E-F	(D+E-F)/(I+J)
									Cash	Old Bond
			Indicative					Accrued	Payment	Exchange	Exchange
	UST	Reopened	Minimum	Old	Old	Days of		Interest	per $1,000	Value Per	Ratio versus
	Benchmark	Notes	Spread	Bond	Bond	Accrued	Coupon	Per $1,000 of	of Old	$1,000 of Old	Reopened
	Rate[1]	Issue Spread[2]	Differential[3]	Yield	Price[4]	Interest	Rate	Old Bonds[5]	Bonds[6]	Bonds	Notes
Old Bonds
2019 Bonds	4.720%	1.36%	0.47%	5.610%	$1,228.88	29	8.125%	$6.55	$0.00	$1,235.42	1.111053
2022 Notes	4.720%	1.36%	0.33%	5.750%	$1,230.06	125	8.000%	$27.78	$0.00	$1,257.84	1.131213
2026 Bonds	4.720%	1.36%	0.09%	5.990%	$1,625.11	74	11.500%	$23.64	$0.00	$1,648.75	1.482765
2031 Notes	4.720%	1.36%	0.07%	6.010%	$1,291.91	164	8.300%	$37.81	$240.00	$1,089.72	0.980013
2033 Notes	4.720%	1.36%	0.06%	6.020%	$1,193.72	111	7.500%	$23.13	$370.00	$846.84	0.761588

	G	H	G+H	I			J	I+J
							Accrued	Reopened Notes
				Reopened			Interest Per	Exchange Value
	UST	Reopened		Notes	Days of		$1,000 of	Per $1,000 of
	Benchmark	Notes	Reopened	Issue	Accrued	Coupon	Reopened	Reopening
	Rate[1]	Issue Spread[2]	Notes Yield	Price[7]	Interest	Rate	Notes[8]	Notes
Reopened Notes
2034 Notes	4.720%	1.36%	6.080%	$1,089.07	122	6.750%	$22.88	$1,111.94

(1)	As assumed.

(2)	As assumed.

(3)	As stated on the front cover of this document for the relevant series of Old Bonds.

(4)	Price which results using calculation in Annex A using the discount yield in the column immediately to the left.

(5)	Number of days of accrued interest times $1,000 times the coupon rate divided by 360 days.

(6)	As stated on the front of this document for the relevant series of Old Bonds.

(7)	Price which results using calculation in Annex A using the discount yield in the column immediately to the left.

(8)	Number of days of accrued interest times $1,000 times the coupon rate divided by 360 days.

B-1

ANNEX B-2
Hypothetical Example of Sale of Old Bonds for Cash

Assumed Settlement Date Assumed 30-Year UST Yield Assumed Spread of Reopened Notes to 30-Year UST Yield	January 29, 2007 4.720% 1.36%

	A	B	C	A+B-C	D			E	D+E
			Indicative					Accrued
	UST	Reopened	Minimum			Days of		Interest	Purchase Price
	Benchmark	Notes	Spread	Purchase	Purchase	Accrued	Coupon	Per $1,000 of	Plus Accrued
	Rate[1]	Issue Spread[2]	Differential[3]	Yield	Price[4]	Interest	Rate	Old Bonds[5]	Interest Per $1,000
Old Bonds
2019 Bonds	4.720%	1.36%	0.47%	5.610%	$1,228.88	29	8.125%	$6.55	$1,235.42
2022 Notes	4.720%	1.36%	0.33%	5.750%	$1,230.06	125	8.000%	$27.78	$1,257.84
2026 Bonds	4.720%	1.36%	0.09%	5.990%	$1,625.11	74	11.500%	$23.64	$1,648.75
2031 Notes	4.720%	1.36%	0.07%	6.010%	$1,291.91	164	8.300%	$37.81	$1,329.72
2033 Notes	4.720%	1.36%	0.06%	6.020%	$1,193.72	111	7.500%	$23.13	$1,216.84

(1)	As assumed.

(2)	As assumed.

(3)	As stated on the front cover of this document for the relevant series of Old Bonds.

(4)	Price which results using calculation in Annex A using the discount yield in the column immediately to the left.

(5)	Number of days of accrued interest times $1,000 times the coupon rate divided by 360 days.

B-2

THE ISSUER
United Mexican States
Secretaría de Hacienda y Crédito Público
Palacio Nacional
Patio Central, 3er Piso
Oficina 3010
Colonia Centro
06000 México, D.F.
DEALER MANAGERS

Barclays Capital Inc. 200 Park Avenue New York, New York 10166	Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036

LUXEMBOURG LISTING, PAYING AND EXCHANGE AGENT	FISCAL AGENT AND PAYING AGENT

Kredietbank S.A. Luxembourgeoise 43, Boulevard Royal L-2955 Luxembourg	Citibank, N.A. Corporate Agency and Trust Department 111 Wall Street, 5th Floor New York, New York 10043
EXCHANGE AGENT AND INFORMATION AGENT
Bondholder Communications Group

30 Broad St., 46th floor New York, NY 10004	28 Throgmorton St., London EC2N 2AN
LEGAL ADVISORS

To Mexico as to U.S. law:	To Mexico as to Mexican law:

Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795, Piso 12 Colonia Nápoles 03810 México, D.F.

To the Dealer Managers as to U.S. law:	To the Dealer Managers as to Mexican law:

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	Ritch Mueller, S.C. Blvd. Manuel Avila Camacho No. 24, Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.

United Mexican States
The Information Agent for the Invitation is:
Bondholder Communications Group
e-mail: msantos@bondcom.com
website: www.bondcom.com/ums

30 Broad St., 46th floor New York, NY 10004 In the United States, call toll free: (888) 385 2663 Outside the United States, call collect: +1 (212) 809 2663	28 Throgmorton Street London EC2N 2AN Tel.: +44 (0) 20 7382 4580
The Luxembourg Exchange Agent for the Invitation is:
Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg
Attention: Luxembourg Exchange Agent
Reference: United Mexican States
Tel.: +352 4797 3916
The Dealer Managers for the Invitation are:

Barclays Capital Inc.
200 Park Avenue
New York, New York 10166
Attention: Liability Management Group
In the United States, call toll free: (866) 307 8991
Outside the United States, call collect: +1 (212) 412 4072
In London, call: +44 20 7773 5484	Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
Attention: Liability Management Group
In the United States, call toll free: (800) 624-1808
Outside the United States, call collect: +1 (212) 761 1864